

# System Solutions

Fiscal 2008 Report to Shareholders and Form 10-K



BALDWIN®

# 2008

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
| 1988 | 1989 | 1990 | 1991 | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 |
| 1978 | 1979 | 1980 | 1981 | 1982 | 1983 | 1984 | 1985 | 1986 | 1987 |
| 1968 | 1969 | 1970 | 1971 | 1972 | 1973 | 1974 | 1975 | 1976 | 1977 |
| 1958 | 1959 | 1960 | 1961 | 1962 | 1963 | 1964 | 1965 | 1966 | 1967 |
| 1948 | 1949 | 1950 | 1951 | 1952 | 1953 | 1954 | 1955 | 1956 | 1957 |
| 1938 | 1939 | 1940 | 1941 | 1942 | 1943 | 1944 | 1945 | 1946 | 1947 |
| 1928 | 1929 | 1930 | 1931 | 1932 | 1933 | 1934 | 1935 | 1936 | 1937 |
| 1918 | 1919 | 1920 | 1921 | 1922 | 1923 | 1924 | 1925 | 1926 | 1927 |

Since 1918, BALDWIN has developed leading-edge products for newspaper, commercial and sheetfed printing through close collaboration with OEM press manufacturers and printers and publishers around the world. This time-line provides selected highlights of our 90 year history...

90 YEARS

BALDWIN®

# Financial Highlights

| In thousands except per share data | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net Sales | $236,330 | $201,477 | $179,380 |
| Operating Income | $ 10,940 | $ 9,913 | $ 10,601 |
| Net Income | $ 6,436 | $ 6,640 | $ 6,258 |
| Common Shareholders' Equity | $ 61,613 | $ 54,540 | $ 45,933 |
| Shareholders' Equity Per Common Share | $ 3.99 | $ 3.60 | $ 3.07 |
| Operating Cash Flow | $ 7,632 | $ 4,246 | $ 5,810 |
| Debt to Total Capitalization | 29% | 37% | 19% |

Net Sales
(In Millions of Dollars)


$250
200
150
100
50
0
'06
'07
'08

Operating Income
(In Millions of Dollars)


$12
9
6
3
0
'06
'07
'08

Operating Cash Flow
(In Millions of Dollars)


$8
6
4
2
0
'06
'07
'08

Net Income
(In Millions of Dollars)


$8
6
4
2
0
'06
'07
'08

Common Shareholders' Equity
(In Millions of Dollars)


$80
60
40
20
0
'06
'07
'08

Shareholders' Equity Per
Common Share


$5
4
3
2
1
0
'06
'07
'08



**1918** BALDWIN founded by William Gegenheimer in Long Island, NY, USA

**1927** Ink roller washer unit invented

# Dear Shareholders,

We are pleased with the results Baldwin's employees delivered to you, our shareholders, in Fiscal 2008. Despite challenging global economic conditions and particularly difficult times in the printing industry, your Company's sales and operating income grew by healthy margins in the year ended June 30, 2008. After-tax profits and earnings per share were comparable to Fiscal 2007.

This substantial achievement was the result of a determined effort to quickly integrate the two acquisitions completed in Fiscal 2007, and to focus management activities on providing value-added products and services to our customers. In addition, disciplined expense control and cash management led to strong cash flow for the year.

Our Baldwin Leadership Team, the senior managers responsible for the Company's global operations, work together very well, and during this past year, they quickly responded and adapted to rapid and dramatic changes in the marketplace. We expanded the team in the fall of 2007 when Dr. Steffen Weisser joined Baldwin with the responsibility for our German operations. His knowledge, experience, and skills nicely complemented our strengths, and his contributions will be invaluable in the future.

Our product development and product enhancement expenditures during the past fiscal year have been focused on value-added propositions for all of our customers: OEM press manufacturers, commercial web and sheetfed printers, and newspaper publishers. Increasingly sophisticated and competitive OEM and end-user customers demand the quality-enhancing and productivity-improving on-press components that Baldwin delivers to optimize performance of new presses and upgrade and retrofit existing presses with Baldwin benefits. Introductions of new variations of our PREPAC® wet cleaning cloth, selected cleaning solvents, and spray powder during the year were well received.

Additionally, we have been gratified by our customers' reactions to our new energy efficient, environmentally friendly versions of water circulators, IMPACT® and ProTech cleaning systems, and spray dampening equipment. We also broadened the breadth and appeal of our product line by expanding our alliances with selected providers of gluing systems, electrostatic systems, water filtration and circulation systems. This expansive suite of product offerings (including consumables) assisted customers in optimizing the water/ink/paper balance on their presses by:

1. using less water
2. using less ink and paper
3. using fewer solvents and chemicals
4. creating less waste
5. reducing volatile organic compound (VOC) emissions

These environmental considerations, together with the traditional value-added benefits of improved print quality, increased productivity, reduced costs, and improved workplace safety, combine to form a powerful and attractive package of products and systems for our customers. During the drupa 2008 exhibition in Germany in late May and early June (the world's largest international graphic arts exhibition held every four years) our customers showed strong interest in Baldwin's products. We were pleased with the leads, quotations and new opportunities from this exhibition.

We also took the opportunity of the drupa exhibition to update the image of Baldwin Technology. The appearance of our new logo, brochures, literature and exhibition stand, together with our updated product offerings, was very well received during drupa. In addition, we celebrated our 90th anniversary, an important milestone for our Company.

The market for print and printing equipment is under pressure in the developed countries of the world. The emerging countries of the world, however, where most of the world's population resides, continue to record remarkable GDP and print



**1940** Ink agitator invented

**1953** First dampening recycling/cooling unit introduced





growth rates. In the future, markets in developed countries of the world are expected to involve more after-market business opportunities with end-users, while markets in emerging countries are more likely to require many new press projects. With our global reach and the breadth of our portfolio of value-added products, Baldwin is well positioned to capitalize on the available opportunities in the markets of developed and emerging countries. In anticipation of this changing opportunity mix and in order to better serve the Asian marketplace, we recently initiated manufacturing of the first product line at our new facility in Shanghai. A second product line is now being introduced at that facility. Given the Company's talent and resources, Baldwin has the opportunity to continue to grow organically and through alliances and acquisitions in this global graphic arts market through sales of equipment, as well as the related parts and consumables.

As discussed in last year's annual report, we will be watchful of shareholder value as we implement our plans. We are disappointed with the decline in our stock price since last summer, and especially since year-end, because we believe the Company is undervalued by the marketplace. While we have been successful this year in executing on our strategy, the Company's stock price has languished. This has occurred despite our strong performance, a share repurchase program, management and director purchases of stock, and an active investor relations program. We will continue to emphasize our positive results to the investing world and to operate Baldwin in a manner that creates shareholder value. We appreciate our shareholders' continuing interest and support.

We also want to express our thanks to our customers. We genuinely appreciate their confidence and support, as shown through their purchases of our products. We pledge to continue to work to further build and strengthen the business relationships between us.

In closing, we again thank our dedicated employees for their selfless commitment and contributions to our performance this past year. We welcome a new director, Claes Warnander, who joined the Board of Directors of Baldwin in November 2007. Claes brings valuable experience and skills to Baldwin from his years in China and as the former Chief Executive Officer of the Swedish Company, Haldex. We also extend our gratitude to Roy Whitney and Akira Hara, two long-serving members of Baldwin's Board who, having reached the recommended retirement age for service on the Board, will not be standing for re-election this fall. While we will miss their wise counsel and advice, and we thank them for their many years of dedicated service to Baldwin, the Company will continue to benefit from Akira's advice through his service on the Board of Directors of our Japanese subsidiary, Baldwin Japan.

Gerald A. Nathe
Chairman of the Board

Karl S. Puehringer
President and Chief Executive Officer

September 29, 2008



**1955/62** First patent for "Automix" automatic dampening solutions mixer / First patent for "BalControl" automatic alcohol control

# Sheetfed

Fundamentally, just about everything in the print industry is about making printed products more attractive, less costly, and available more quickly. In printed advertising, corporate brochures, and packaging, the trends increasingly favor printing processes that reduce waste, increase automation and productivity, and utilize environmentally sustainable raw materials like: paper, ink, chemicals and other pressroom consumables. BALDWIN helps to meet these trends and the challenging demands of the sheetfed printing process with innovative equipment and consumables.

SF



1




**1976/80** First automatic blanket washing unit presented for sheetfed offset / Patent for improved blanket washing unit


4
3
2

BALDWIN—process automation
for printing presses

1. **Fluid & Temperature Systems** include fresh water treatment, fountain solution conditioning and filtration, temperature controls, varnish conditioning and feeding
2. **Cleaning Systems** include blanket/impression cylinder cleaning (cloth and brush), powder extraction, ink roller cleaning and cleaning consumables
3. **Inline Finishing Systems** include spray powder application
4. **Drying Systems** include IR/hot air drying



**1982** First automatic blanket washing unit presented for commercial-web and newspaper printing

# Commercial-Web

Long-run magazines, catalogues and printed advertising have to compete increasingly against electronic media. To do this, conventional print media, like magazines and catalogues, are becoming increasingly target-group oriented, which means shorter runs, more make-readies and tighter production windows. To meet these dynamic web offset market conditions, presses are getting wider, faster and more automated and BALDWIN process automation and consumable solutions are setting the new standards required to meet this increasingly demanding print process.



CW
1
2




**1987** BALDWIN goes public

**1988** First newsprint blanket washing unit / Patent for Delta Dampening System


4
5
3

BALDWIN—process automation
for printing presses

1. Fluid & Temperature Systems include fresh water treatment, fountain solution conditioning and filtration, temperature controls
2. Spray Dampening Systems include spray dampeners
3. Cleaning Systems include blanket/impression cylinder cleaning (cloth and brush), web paper dust removal, chill roller cleaning, ink roller cleaning and cleaning consumables
4. Inline Finishing Systems include web separation and dust removal, fold softening and gluing (contact and non-contact), web remoistening and silicon application
5. Web Security Systems include web severing and web catching



**1992** Digital dampening dosing system developed

# Newspaper & Semi-Commercial

To address rapidly changing market dynamics and challenges, newspaper print centers are transitioning from cost to profit centers, and expanding their reach into other print segments with new capabilities. The newspaper printing operation of the future will offer a myriad of print and production services under one roof, which means ever shorter production windows, higher print quality on a wider range of papers at maximum press speeds with 24/7 press utilization. A new generation of on-press automation meets these production challenges, while also addressing tighter environmental guidelines. On-press process automation systems and the consumables they utilize must work perfectly together. BALDWIN products make an essential contribution to this.


NP
1
2
3



**1995** First IMPACT blanket washing unit with impregnated wash cloth (PREPAC) presented at Drupa


6
4


2
3

BALDWIN—process automation
for printing presses

1. Fluid & Temperature Systems include fresh water treatment, fountain solution conditioning and filtration, temperature controls
2. Spray Dampening Systems includes spray dampeners
3. Cleaning Systems include blanket/impression cylinder cleaning (cloth and brush), web paper dust removal, ink roller cleaning and cleaning consumables
4. Inline Finishing Systems include web separation and dust removal, fold softening and gluing (contact and non-contact), web remoistening and silicon application
5. Web Security Systems include web severing and web catching
6. Drying Systems include IR/hot air drying



2000 New generation "BasicLiner" dampening, recycling and cooling unit launched





North America

**(USA)** Lenexa, KS / Wood Dale, IL / Addison, IL
**Shelton, CT (Headquarters)**

South America

**(Brazil)** São Paulo

# Our Global Network: BALDWIN Branches Worldwide

BALDWIN has a global network of sales and service units (SSUs) which work together with our Centers of Competence exchanging their experience continuously to make sure we are meeting the sales and support needs of our customers.

Our Centers of Competence (CoCs) and research and development departments work hand in hand with local production, keeping our finger on the pulse of technological progress in the print industry worldwide. The benefits this produces are our customers' guarantee that BALDWIN will continue to be a trustworthy, reliable and competent partner long term.



**2004** "WebCatcher S15 and S18" launched





Europe

**(Germany)** Egelsbach / Friedberg (Augsburg)
**(Sweden)** Arlöv / Tranås
**(UK)** Poole
**(Italy)** Milan
**(Switzerland)** Zug
**(France)** Verneuil en Halatte (Paris)

**Centers of Competence**
Newspaper & Semi-Commercial
**(Sweden)** Arlöv
Sheetfed & Commercial Web
**(Germany)** Friedberg (Augsburg)

Asia

**(Japan)** Tokyo
**(China)** Beijing / Hong Kong / Shanghai
**(India)** Gurgaon (New Delhi)
**(Singapore)** Singapore

Australia

Sydney

**Center of Competence**
Region Asia
**(Japan)** Tokyo

Wherever our customers put presses to work, BALDWIN has the right people on site. Our products and systems are available worldwide and have been tuned to meet the specific requirements of our customers' local market. Their benefit: there's only one person they need to call for all of their needs.



**2007** "WebCatcher S14" path trap launched / New "ImpactFusion" and "ImpactFusion-F" cloth cleaning system launched



# Sustainability

## Good for Business

BALDWIN is committed to developing equipment, systems and consumables that combine best in class environmental efficiency with the highest standards in performance and productivity. Reducing the energy, solvents, VOCs and waste a printer uses and generates will be good for their business image and financials, good for the planet and will be critical to keeping printing a competitive communications choice.

### Use less water

BALDWIN equipment conditions, controls temperature and filters fountain solution. Our wide range of filtration units keep fountain solution viable and in production longer, ensuring that our customers can use less additive and reduce their fresh water consumption considerably.

### Create less waste

BALDWIN filtration units help our customers considerably reduce the amount of fountain solution waste that they generate.

### Innovative energy savings

BALDWIN's advanced cooling systems utilize free cooling through frequency-controlled drives that cut in only when required, adjusting power automatically to eliminate the unnecessary use of energy.

### Use less paper

BALDWIN cleaning systems reduce wash cycle times and accomplish this with considerably less consumable usage and operator involvement. The end result is a more highly tuned automatic blanket cleaning technology that will substantially lower total paper waste and consumable costs. Replacing an older cleaning system with new ImpactFusion cleaning will in most cases produce an ROI (return on investment) of less than a year.

### Use fewer cleaning solvents and chemicals

Our PREPAC impregnated cleaning cloths contain only the amount of cleaning agent needed to clean a blanket or impression cylinder perfectly. Chemicals only go where they are needed, and therefore minimize the contamination of the fountain solution. PREPAC is a low VOC cleaning consumable and is making a major contribution for printers as they adapt to meet new VOC guidelines and regulation limits in many regions of the world.

### WebCatcher means less waste

BALDWIN's web protection system prevents paper from getting wrapped around the blanket cylinder if a web break should occur. This means less waste, safeguarding valuable resources, reducing disposal costs, shorter downtimes and better system availability for our customers.



**2008** "CombiLiner-E" launched / "ProTech2 NP" launched / "WebSiliconer" launched / "ImpactFusion NP" launched



# Fiscal 2008 Form 10-K

Baldwin Technology Company, Inc.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
**OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended June 30, 2008**

**Commission file number 1-9334**

# Baldwin Technology Company, Inc.

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware**<br>*(State or other jurisdiction of incorporation or organization)* | **13-3258160**<br>*(I.R.S. Employer Identification No.)* |
| **2 Trap Falls Road, Suite 402**<br>**Shelton, Connecticut**<br>*(Address of principal executive offices)* | **06484**<br>*(Zip Code)* |

**Registrant's telephone number, including area code:**
**203-402-1000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Class A Common Stock Par Value $.01 | American Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on December 31, 2007, as reported by the American Stock Exchange on that date, was $68,064,000.

Number of shares of Common Stock outstanding at June 30, 2008:

| | |
|---|---|
| Class A Common Stock | 14,139,734 |
| Class B Common Stock | 1,142,555 |
| Total | 15,282,289 |

## DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 are incorporated by reference into Part III of this Form 10-K from the Baldwin Technology Company, Inc. Proxy Statement for the 2008 Annual Meeting of Stockholders. (A definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this Form 10-K.)

## TABLE OF CONTENTS


| | | Page |
|---|---|---|
| Item 1. | Business | 1 |
| Item 1A. | Risk Factors | 5 |
| Item 1B. | Unresolved Staff Comments | 8 |
| Item 2. | Properties | 8 |
| Item 3. | Legal Proceedings | 8 |
| Item 4. | Submission of Matters to a Vote of Security Holders | 9 |
| Item 5. | Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 9 |
| Item 6. | Selected Financial Data | 12 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operation | 13 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 25 |
| Item 8. | Financial Statements and Supplementary Data | 26 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 61 |
| Item 9A. | Controls and Procedures | 61 |
| Item 9B. | Other Information | 62 |
| Item 10. | Directors, Executive Officers and Corporate Governance | 62 |
| Item 11. | Executive Compensation | 62 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 62 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 62 |
| Item 14. | Principal Accountant Fees and Services | 62 |
| Item 15. | Exhibits and Financial Statement Schedules | 62 |


CAUTIONARY STATEMENT — This Annual Report on Form 10-K may contain "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission ("SEC") in its rules, regulations and releases. Baldwin Technology Company, Inc. (the "Company") cautions investors that any such forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements. Some of the factors that could cause actual results to differ materially from estimates contained in the Company's forward-looking statements are set forth in Item 1A "Risk Factors" to this Annual Report on Form 10-K for the year ended June 30, 2008.

## PART I

### Item 1. *Business*

Baldwin Technology Company, Inc. ("Baldwin" or the "Company") is a leading global supplier of process automation equipment for the printing and publishing industry. The Company offers its customers a broad range of products designed to enhance the product quality and the productivity and cost-efficiency of the print manufacturing process, while addressing safety issues and reducing the environmental impact from the printing process. Baldwin's products include cleaning systems and related consumables, fluid management and ink control systems, web press protection systems and drying systems, and related services and consumables.

The Company sells its products both to printing press manufacturers who incorporate the Company's products into their own printing press systems for sale to printers and publishers, as well as directly to printers and publishers to upgrade the quality and capability of their existing and new printing presses. The Company does not consider its business to be seasonal. However, customer order patterns and delivery schedules could cause revenue in select periods to fluctuate. The Company has product development and production facilities, and sales and service operations, in strategic markets worldwide.

### Industry Overview

The Company defines its business as that of providing process automation equipment for the printing and publishing industry. The Company believes that, as an independent company, it produces one of the most complete lines of process automation products for the printing industry.

The Company's products are used by printers engaged in all commercial and newspaper printing processes including lithography, flexography and digital printing. The largest share of its business is in offset (lithographic) printing. Offset printing is the largest segment of the domestic and international printing market and is used primarily for general commercial printing as well as printing books, magazines, business forms, catalogs, greeting cards, packaging and newspapers. The Company's products are designed to improve the printing process in terms of quality, the environment, safety, productivity and reduction of waste.

While offset printing represents the largest segment of the U.S. printing industry, it is also the dominant technology in the international printing market. The Company believes that the future growth of its international markets will be attributable in part to the increased use of its products in emerging markets. The Company has established operations in strategic geographic locations to take advantage of growth opportunities in those markets. Baldwin's worldwide operations enable it to closely monitor market and new product developments in different printing markets and to introduce new products, or adapt existing ones, to meet the printing equipment requirements of specific local markets throughout the world.

### Principal Products

The Company produces and sells many different products and systems to printers and printing press manufacturers. Thus, its product development efforts are focused on the needs of printers and the printing press manufacturers. Typically, it takes a new product several years after its introduction to make a significant contribution to the Company's net sales. As a product progresses through its life cycle, the percentage of sales to printing press manufacturers generally increases as the product's acceptance by the printing industry increases and printers begin to specify certain of the Company's products as part of the process automation equipment package selected when ordering new printing presses. Historically, the Company's products have had a long life cycle as the Company continually upgrades and refines its product lines to meet customer needs and changes in printing press technology. Baldwin's principal products are described below:

*Cleaning Systems.* The Company's Cleaning Systems and related consumable products clean the rollers, cylinders and paper of a printing press and include the Press Washer, Automatic Blanket Cleaner, Newspaper Blanket Cleaner, Chill Roll Cleaner, Digital Plate Cleaner Guide Roll Cleaner and Web Paper Cleaner, all of which reduce paper waste, volatile organic compound ("VOC") emissions and press downtime, as well as improve productivity, print quality and safety of operation for the press operator. In the fiscal years ended June 30, 2008, 2007 and 2006, net sales of Cleaning Systems represented approximately 50.8%, 54.5% and 54.2% of the Company's net sales, respectively.

*Fluid Management Systems.* The Company's Fluid Management Systems measure and control the supply, temperature, cleanliness, chemical balance and certain other characteristics of the fluids used in the printing process. Among the most important of these products are the Company's Refrigerated Circulators and Spray Dampening Systems. In the fiscal years ended June 30, 2008, 2007 and 2006, net sales of Fluid Management Systems represented approximately 18.9%, 19.2% and 23.4% of the Company's net sales, respectively.

*Other Process Automation Products, Parts, Services and Miscellaneous Products.* The Company's Web Press Protection Systems (web severers and web catchers), designed in response to the increasing number of web leads used in printing today's colorful newspapers as well as to the growing demand for high speed commercial web presses, provide an auto-arming electronic package offering high quality press protection in the event of a web break. The Company's Ink Control Systems regulate many aspects of the ink feed system on a printing press. These products include Ink Agitators, Ink Mixers and Ink Level Systems, which reduce ink and paper waste. Other products include Ultraviolet and Infrared Dryers, Gluing Systems and service and parts. In the fiscal years ended June 30, 2008, 2007 and 2006, net sales of Other Process Automation Products represented approximately 30.2%, 26.3% and 22.4% of the Company's net sales, respectively.

**Worldwide Operations**

The Company believes that it is one of the few providers of process automation products for the printing and publishing industry that has complete product development, manufacturing and marketing capabilities in the Americas, Europe, Asia and Australia. The Company, as an international business, is subject to various changing competitive, economic, political, legal and social conditions. The Company currently has subsidiaries in 14 countries, and the results of operations may be adversely or positively affected by currency fluctuations. The results of the operations and financial positions of the Company's subsidiaries outside of the United States are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in the Company's consolidated financial statements. The exchange rates between the currencies and the U.S. dollar may fluctuate substantially. Because the Company generates a significant percentage of its revenues and operating expenses in currencies other than the U.S. dollar, fluctuations in the value of the U.S. dollar against other currencies may have a material effect on the Company's operating income. The Company's results and financial condition are particularly affected by changes in the value of the U.S. dollar in relation to the euro, Japanese yen and Swedish krona. Since the Company's foreign subsidiaries primarily manufacture, incur expenses and earn revenue in the local countries in which they operate, the impact of cross currency fluctuations is somewhat mitigated.

The following table sets forth the percentages of the Company's net sales attributable to its geographic regions for the fiscal years ended June 30, 2008, 2007 and 2006:

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Americas | 21% | 20% | 17% |
| Europe | 53% | 53% | 51% |
| Asia/Australia | 26% | 27% | 32% |
| Total | 100% | 100% | 100% |

In the Americas, the Company operates in North, Central and South America through its U.S. subsidiaries and dealers throughout Central and South America. In Europe, the Company operates through its subsidiaries in Germany, Sweden, France, England, Italy, Switzerland and the Netherlands. In Asia, the Company operates through its subsidiaries in India, Japan, China and Singapore. The Company also has operations in Australia. All of the Company's subsidiaries are wholly owned except for two subsidiaries, one in which the Company holds a 90% interest, and another in which the Company holds an 80% interest.

## Acquisition Strategy

As part of its growth strategy, the Company investigates potential strategic acquisitions of companies and product lines in related business areas. This strategy involves: (i) acquiring entities that will strengthen the Company's position in the field of process automation equipment and related consumables for the printing and publishing industry and whose products can be sold through the Company's existing distribution network; (ii) acquiring entities allowing entry to new end-user market segments and extending existing markets; and (iii) acquiring companies which contribute new products to the Company and which can benefit from the Company's manufacturing and marketing expertise and financial support. Subsequent to an acquisition, the Company's intention would be to integrate the processes and controls of the acquired company with those of the Company with a view towards enhancing sales, productivity and operating results.

## Marketing, Sales and Support

*Marketing and Sales.* While the Company markets its products in most countries throughout the world, the product mix and distribution channels vary from country to country. The Company has approximately 94 employees devoted to marketing and sales activities in its three principal worldwide markets and more than 200 dealers, distributors and representatives worldwide. The Company markets its products throughout the world through these direct sales representatives, distributors and dealer networks to printing press manufacturers ("OEMs"), newspaper publishers, and commercial printers. For the fiscal year ended June 30, 2008, approximately 48% of the Company's net sales were to OEMs and approximately 52% were directly to printers.

*Support.* The Company is committed to after-sales service and support of its products throughout the world. Baldwin employs approximately 126 service technicians, who are complemented by product engineers, to provide field service for the Company's products on a global basis.

*Backlog.* The Company's backlog represents unfilled product orders which Baldwin has received from its customers under valid contracts or purchase orders. The Company's backlog was $48,420,000 as of June 30, 2008, $52,651,000 as of June 30, 2007 and $49,200,000 as of June 30, 2006.

*Customers.* For the fiscal year ended June 30, 2008, one customer accounted for more than 10% of the Company's net sales and trade accounts receivable. Koenig and Bauer Aktiengesellschaft ("KBA") accounted for approximately 15% of the Company's net sales and trade accounts receivable. The ten largest customers of Baldwin (including KBA) accounted for approximately 46%, 49% and 50%, respectively, of the Company's net sales for the fiscal years ended June 30, 2008, 2007 and 2006. Sales of Baldwin's products are not considered seasonal.

## Engineering and Development

The Company believes its engineering and development, including research, efforts have been an important factor in establishing and maintaining its leadership position in the field of process automation equipment for the printing and publishing industry. Baldwin has devoted substantial efforts to adapt its products to almost all models and sizes of printing presses in use worldwide.

The Company's product development takes place at its centers of competence for commercial printing located in Germany and for newspaper printing located in Sweden. The Company believes that this approach to engineering and development has helped the Company to react quickly to meet the needs of its customers and coordinate the Company's product development activities. The Company's engineering and development organization focuses attention on opportunities within the respective markets, while avoiding duplicative efforts within the Company.

Baldwin employs approximately 126 persons whose primary function is new product development, application engineering or modification of existing products. The Company's total expenditures for engineering research and development for the fiscal years ended June 30, 2008, 2007 and 2006 were approximately 7.9%, 8.4% and 8.5% of the Company's net sales in each such fiscal year, respectively.

## Patents

The Company owns a number of patents and patent applications relating to a substantial number of Baldwin's products, and patented products represent a significant portion of the Company's net sales for all periods presented. The Company's patents expire at different times during the next twenty years. The expiration of patents in the near future is not expected to have a material adverse effect on the Company's net sales. The Company has also relied upon and intends to continue to rely upon unpatented proprietary technology, including the proprietary engineering required to adapt its products to a wide range of models and sizes of printing presses. The Company believes its rights under, and interests in, its patents and patent applications, as well as its proprietary technology, are sufficient for its business as currently conducted.

## Manufacturing

The Company conducts its operations, primarily subassembly and quality control, through a number of operating subsidiaries. In North America, the Company has facilities in Kansas and Illinois. In Europe, the Company has facilities in Germany, Sweden and Switzerland. In Asia, Baldwin has facilities in India, Japan and China.

In general, materials required in the Company's business can be obtained from various sources in the quantities desired. The Company has no long-term supply contracts and does not consider itself dependent on any individual supplier. In addition, the Company uses various subcontractors to provide required services, but is not dependent on any individual subcontractor.

The nature of the Company's operations is such that there is little, if any, negative effect upon the environment, and the Company has not experienced any substantive problems in complying with environmental protection laws and regulations.

## Competition

Within the diverse market for process automation equipment for the printing and publishing industry, the Company produces and markets what it believes to be the most complete line of process automation equipment. Numerous companies, including vertically integrated printing press manufacturers, manufacture and sell products which compete with one or more of the Company's products. The printing press manufacturers generally have larger staffs and greater financial resources than the Company.

The Company competes by offering customers a broad, technologically advanced product line, combined with a well-known reputation for the reliability of its products and its commitment to service and after-sale support. The Company's ability to compete effectively in the future will depend upon the continued reliability of its products, after-sale support, its ability to keep its market position with new proprietary technology and its ability to develop innovative new products which meet the demands of the printing and publishing industry.

## Employees

At June 30, 2008, the Company employed 655 persons (plus 44 temporary and part-time employees) of which 221 are production employees, 94 are marketing, sales and customer service employees, 252 are research, development, engineering and technical service employees and 88 are management and administrative employees. In Europe, some employees are represented by various unions under contracts with indefinite terms: in Sweden, approximately 42 of the Company's 110 employees are represented by Ledarna (SALF), Metall, or Svenska Industritjanstemanna Forbundet unions; in Germany, approximately 50 of the Company's 247 employees are represented by the IG Metall (Metalworker's Union). The Company considers relations with its employees and with its unions to be good.

### Item 1A. *Risk Factors*

Set forth below and elsewhere in this Annual Report on Form 10-K and in other documents that the Company files with the SEC are risks that should be considered in evaluating the Company's stock, as well as risks and uncertainties that could cause the actual future results of the Company to differ from those expressed or implied in the forward-looking statements contained in this Report and in other public statements the Company makes. Additionally, because of the following risks and uncertainties, as well as other variables affecting the Company's operating results, the Company's past financial performance should not be considered an indicator of future performance.

### Company Risks

*Intellectual property and proprietary technology are important to the continued success of the Company's business.* Failure to protect or defend this proprietary technology may impair the Company's competitive position. The Company's success and ability to compete depend to a certain extent on the Company's innovative proprietary technology since that is one of the methods by which the Company persuades customers to buy its products, both present and future. The Company currently relies on copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and patents to protect its innovative proprietary technologies. The Company may have to engage in litigation to protect patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights claimed by others. This kind of litigation can be time-consuming and expensive, regardless of whether the Company wins or loses. Because it is important to the Company's success that the Company is able to prevent competitors from copying the Company's innovations, the Company will usually seek patent and trade secret protection for the Company's technologies. The process of seeking patent protection can be long and expensive and the Company cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient strength and scope to provide it with meaningful protection or commercial advantage. Further, others may develop technologies that are similar or superior to the Company's technology or design around the Company's patents. The Company also relies on trade secret protection for its technology, in part through confidentiality agreements with the Company's employees, consultants and third parties. These agreements may be breached, and if they are, depending upon the circumstance, the Company may not have adequate remedies. In any case, others may come to know about the Company's trade secrets in various ways. In addition, the laws of some countries in which the Company manufactures or sells products may not protect the Company's intellectual property rights to the same extent as the laws of the United States.

Despite the Company's efforts, intellectual property rights, particularly existing or future patents, may be invalidated, circumvented, challenged, rendered unenforceable or infringed or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to the Company's, duplicate or reverse engineer the Company's technology or design around patents owned or licensed by the Company. If the Company fails to protect its technology so that others may not use or copy it, the Company would be less able to differentiate its products and revenues could decline.

*The Company's operating results are subject to fluctuations from period-to-period, which could cause it to miss expectations about these results and, consequently, could adversely affect the trading price of the Company's stock.* The results of the Company's operations for any quarter are not necessarily indicative of results to be expected in future periods. The Company's operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of factors such as increased competition in the printing equipment industry, the introduction and market acceptance of new technologies and standards, changes in general economic conditions and changes in economic conditions specific to the Company's industry. Further, the Company's revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of shipments by customers, changes in demand and mix of the Company's products and consumables, and the timing of new product announcements and releases by the Company or its competitors.

*The Company relies on subcontractors to help manufacture its products and if they are unable to adequately supply components and products, the Company may be unable to deliver products to customers on time or without defects.* The Company employs a number of unaffiliated subcontractors to manufacture components for the

Company's products. Because the Company relies on subcontractors, however, the Company cannot be sure that it will be able to maintain an adequate supply of components or products. Moreover, the Company cannot be sure that the components the Company purchases will satisfy the Company's quality standards and be delivered on time. The Company's business could suffer if it fails to maintain its relationships with its subcontractors or fails to develop sufficient alternative sources for its purchased components.

*The Company's business is subject to risks as a result of its international operations.* A significant portion of the Company's business is conducted internationally. Accordingly, future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, regulatory, political or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, business and government spending patterns, and natural disasters. Because the Company generates revenues and expenses in various currencies, including the U.S. dollar, euro, Swedish krona and Japanese yen, the Company's financial results are subject to the effects of fluctuations of currency exchange rates. The Company cannot predict, however, when exchange rates or price controls or other restrictions on the conversion of foreign currencies could impact the Company's business. Any or all of these factors could have an adverse impact on the Company's business and results of operations.

*The Company's growth strategy may include alliances and/or licenses or acquisitions of technologies or businesses, which entail a number of risks.* As part of the Company's strategy to grow the business, the Company may pursue alliances and/or licenses of technologies from third parties or acquisitions of complementary product lines or companies, and such transactions could entail a number of risks. The Company may expend significant costs in investigating and pursuing such transactions, and such transactions may not be consummated. If such transactions are consummated, the Company may not be successful in integrating the acquired technology or business into the Company's existing business to achieve the desired synergies. Integrating acquired technologies or businesses may also require a substantial commitment of the Company's management's time and attention. The Company may expend significant funds to implement an alliance and/or acquire such technologies or businesses, and may incur unforeseen liabilities in connection with any alliance and/or acquisition of a technology or business. Any of the foregoing risks could result in an adverse effect on the Company's business, results of operations and financial conditions.

*The Company's ability to maintain its competitive position depends to a certain extent on the efforts and abilities of its senior management and the ability to attract highly skilled employees.* The Company's senior management possesses significant managerial, technical and other expertise in the printing industry. Their expertise would be difficult to quickly replace, and if the Company loses the services of one or more of its executive officers, or if one or more of them decided to join a competitor or otherwise compete directly or indirectly with the Company, the Company's business could be seriously harmed. In addition, the Company's ability to develop, market and sell its products and services and to maintain its competitive position depends on its ability to attract, retain and motivate highly skilled technical, sales and marketing and other personnel. If the Company fails to recruit these personnel, its ability to develop new products and provide service could suffer.

*Reliance on one significant customer.* In fiscal 2008, the Company had one significant customer that individually accounted for 15% of net sales. The Company anticipates, but cannot assure, that this customer will continue to be significant in fiscal 2009. The loss of, or a significant decrease in sales to, this customer would have a material adverse effect on the Company's financial condition and results of operation.

**Industry Risks**

*If the United States and other significant global economies slow down, the demand for the Company's products could decrease and the Company's revenue may be materially adversely affected.* The demand for the Company's products is dependent upon various factors, many of which are beyond the Company's control. For example, general economic conditions may affect or delay expenditures for advertising and printing, which may in turn affect the overall capital spending by publishers and printers, particularly for capital equipment such as printing presses. If, as a result of general economic uncertainty or otherwise, companies reduce their capital spending levels, such a decrease in spending could reduce demand for the Company's products and have a material adverse effect on the Company's business.

*The Company may not be able to adequately respond to changes in technology affecting the printing industry.* The Company's continuing product development efforts have focused on refining and improving the performance of the Company's products as they related to printing and the Company anticipates that it will continue to focus its efforts in this area. The printing and publishing industry has been characterized in recent years by rapid and significant technological changes and frequent new product introductions. Current competitors or new market entrants could introduce new or enhanced products with new features or with features incorporating the Company's technologies, which render the Company's technologies, obsolete or less marketable. The Company's future success will depend, in part, on the Company's ability to:

- use leading technologies effectively;
- continue to develop the Company's technical expertise and patented position;
- enhance the Company's current products and develop new products that meet changing customer needs;
- time new product introductions in a way that minimizes the impact of customers delaying purchases of existing products in anticipation of new product releases;
- adjust the prices of the Company's existing products to increase customer demand;
- successfully advertise and market the Company's products; and
- influence and respond to emerging industry standards and other technological changes.

The Company may not be successful in effectively using new technologies, developing new products or enhancing its existing products and technology on a timely basis. The Company's new technologies or enhancements may not achieve market acceptance. The Company's pursuit of new technologies may require substantial time and expense. The Company may need to license new technologies to respond to technological change. These licenses may not be available to the Company on terms that the Company can accept. Finally, the Company may not succeed in adapting the Company's products to new technologies as they emerge. Any of these factors, either individually or collectively, could have an adverse impact on the Company's business and results of operation.

**Investment Risks**

*Failure to achieve and maintain effective internal controls could adversely affect our ability to report our financial condition and results of operations accurately or on a timely basis. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.* As required by Section 404 of the Sarbanes-Oxley Act of 2002, management is required to periodically evaluate the design and effectiveness of disclosure controls and procedures and assess the effectiveness of internal controls over financial reporting. Management has identified and reported a material weakness as of June 30, 2008. As a result of the material weakness, the Company has concluded that internal controls over financial reporting were not effective as of June 30, 2008. Any failure to implement or difficulties experienced in implementing improved controls or any failure to maintain existing effective controls could have an adverse effect on the Company's business, operating results and stock price. For a more detailed discussion of the Company's disclosure controls and procedures and internal control over financial reporting, see Item 9A of this Annual Report on Form 10-K. In addition, if the Company were deemed to be an "accelerated filer" under the Exchange Act for purposes of its fiscal year ending on June 30, 2009, then the annual report for that fiscal year would be required to include, in addition to management's report on internal control over financial reporting, an opinion on the Company's internal control over financial reporting by the Company's independent auditors. If the Company's independent auditors are unable to assert that the Company's internal controls over financial reporting are effective, market perception of the Company's financial condition and the trading price of the Company's stock may be adversely affected and customer perception of the Company's business may suffer.

*The Company's stock price has been and could continue to be volatile.* The market price of the Company's stock has been subject to significant fluctuations. The securities markets have experienced, and are likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of the

Company's stock without regard to the Company's operating performance. In addition, the trading price of the Company's stock could be subject to significant fluctuations in response to:

- actual or anticipated variations in the Company's quarterly operating results;
- significant announcements by industry participants;
- changes in national or regional economic conditions;
- changes in securities analysts' estimates for the Company, the Company's competitors or the Company's industry, or the Company's failure to meet analysts' expectations; and
- general market conditions.

These factors may materially and adversely affect the Company's stock price, regardless of the Company's operating performance.

**Item 1B.** ***Unresolved Staff Comments***

None

**Item 2.** ***Properties***

The Company owns and leases various manufacturing and office facilities aggregating approximately 420,000 square feet at June 30, 2008. The table below presents the locations and ownership of these facilities: (In thousands)

| | Square Feet Owned | Square Feet Leased | Total Square Feet |
|---|---|---|---|
| North America | 0 | 127 | 127 |
| Germany | 0 | 144 | 144 |
| Sweden | 13 | 53 | 66 |
| Japan | 0 | 33 | 33 |
| All other, foreign | 0 | 56 | 56 |
| Total square feet owned and leased | 13 | 413 | 426 |

The Company believes that its facilities are adequate to carry on its business as currently conducted.

**Item 3.** ***Legal Proceedings***

Baldwin is involved in various legal proceedings from time to time, including actions with respect to commercial, intellectual property and employment matters. The Company believes that it has meritorious defenses against the claims currently asserted against it and intends to defend them vigorously. However, the outcome of litigation is inherently uncertain, and the Company cannot be sure that it will prevail in any of the cases currently in litigation. The Company believes that the ultimate outcome of any such cases will not have a material adverse effect on its results of operations, financial position or cash flows; however, there can be no assurances that an adverse determination would not have a material adverse effect on the Company.

In addition to the aforementioned matters, the Company filed suit in the Regional Court in Dusseldorf, Germany claiming damages of approximately 33 million euro (approximately $50 million) as a result of a patent infringement. A successful outcome in this case would have a materially favorable effect on results of operations, financial position and cash flow.

Additionally, information regarding legal proceedings is included in the Notes to Consolidated Financial Statements (see Note 19) and is incorporated herein by reference.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders since January 24, 2008.

## PART II

**Item 5.** ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

**Price Range of Class A Common Stock**

The Company's Class A Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "BLD". The following chart sets forth, for the calendar year periods indicated, the range of closing prices for the Company's Class A Common Stock on the consolidated market, as reported by the AMEX.

| | High | Low |
|---|---|---|
| **2006 (calendar year)** | | |
| First Quarter | $6.23 | $3.95 |
| Second Quarter | $6.60 | $5.20 |
| Third Quarter | $5.69 | $4.70 |
| Fourth Quarter | $6.19 | $4.80 |
| **2007 (calendar year)** | | |
| First Quarter | $5.25 | $4.55 |
| Second Quarter | $6.11 | $4.60 |
| Third Quarter | $6.57 | $4.72 |
| Fourth Quarter | $5.63 | $4.10 |
| **2008 (calendar year)** | | |
| First Quarter | $4.70 | $2.18 |
| Second Quarter | $3.19 | $2.24 |
| Third Quarter (through September 17, 2008) | $3.21 | $2.19 |

**Class B Common Stock**

The Company's Class B Common Stock has no established public trading market. However, Class B shares are convertible, one-for-one, into Class A shares, upon demand.

**Conversion of Class B Common Stock**

During the fiscal year ended June 30, 2008, several holders of the Company's Class B Common Stock converted a total of 50,000 of such shares into 50,000 shares of the Company's Class A Common Stock. Under the Company's restated certificate of incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder thereof, into one share of Class A Common Stock. The Company received no cash consideration for the Class A Shares which were issued pursuant to an exemption from registration contained in Section 3(a)(9) of the Securities Act of 1933, as amended.

**Approximate Number of Equity Security Holders**

As of August 29, 2008, the number of record holders (excluding those listed under a nominee name) of the Company's Class A and Class B Common Stock totaled 259 and 18, respectively. The Company believes, however, that there are approximately 1,800 beneficial owners of its Class A Common Stock.

### Dividends

Declarations of dividends depend upon the earnings and financial position of the Company and are within the discretion of the Company's Board of Directors. However, the Company's debt agreement prohibits the payment of dividends. Under the Company's Certificate of Incorporation, no dividend in cash or property is permitted to be declared or paid on shares of the Company's Class B Common Stock unless simultaneously therewith there is declared or paid, as the case may be, a dividend in cash or property on shares of Class A Common Stock of at least 105% of the dividend on shares of Class B Common Stock (see Note 10 to the Consolidated Financial Statements).

### Purchases of Equity Securities by Issuer and Affiliated Purchasers

During the quarter ended June 30, 2008, the Company repurchased shares of its Class A Common Stock under a plan approved by the Board of Directors in November 1999 (The 1999 Plan). The 1999 Plan authorized the Company to utilize up to $5.0 million to repurchase shares of Class A Common Stock. The Company had previously utilized approximately $2.5 million under the Plan, and the maximum amount that may be utilized under this program in the future was approximately $2.5 million as of June 30, 2008.

| | Total Number of Shares Purchased | Average Price per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (In 000's) |
|---|---|---|---|---|
| April 2008 | — | — | — | $2,874 |
| May 2008 | 134,770 | $2.50 | 134,770 | $2,537 |
| June 2008 | 6,000 | $3.08 | 6,000 | $2,519 |
| Total | 140,770 | $2.53 | 140,770 | $2,519 |

### Performance Graph

The following Performance Graph compares the Company's cumulative total stockholder return on its Class A Common Stock for the five fiscal years ended June 30, 2008 with the cumulative total return of the AMEX Composite Index and a peer group composed of selected companies from the Standard Industrial Classification ("SIC") Code 3555 — Special Industry Machinery, Printing Trades Machinery and Equipment. The companies included in the peer group are: Baldwin Technology Company, Inc., Delphax Technologies Inc., Gunther International Ltd., Presstek, Inc. and Scailex Corporation Ltd. The comparison assumes $100 was invested on June 30, 2003 in the Company's Class A Common Stock and in each of the foregoing indices and assumes reinvestment of all dividends. Total stockholder return is calculated using the closing price of the stock on the last trade date of each fiscal year. The stock price performance shown is not intended to forecast or be indicative of the possible future performance of the Company's Class A Common Stock.

**Comparison of Five Year Cumulative Total Return (*) Among Baldwin Technology Company, Inc., the AMEX Composite Index and a Peer Group**



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* $100 invested on June 30, 2003 in stock or index — including reinvestment of dividends. (Fiscal year ending June 30.)

## Item 6. *Selected Financial Data*

**(amounts in thousands except per share data)**

The Company's statement of operations and balance sheet data as it relates to the fiscal years ended June 30, 2008, 2007 and 2006 have been derived from the Company's audited, consolidated financial statements (including the Consolidated Balance Sheets of the Company at June 30, 2008 and 2007 and the related Consolidated Statements of Operations of the Company for the fiscal years ended June 30, 2008, 2007 and 2006 appearing elsewhere herein). Certain transactions have affected comparability. During fiscal year ended June 30, 2008, the Company released a portion of the valuation allowance for net deferred tax assets associated with its U.S. operations, approximately $1,640. In addition, fiscal year ended June 30, 2008 reflects a full year of ownership of the Oxy-Dry group of companies and Hildebrand Systeme GmbH. During fiscal year ended June 30, 2007, the Company acquired the Oxy-Dry group of companies and Hildebrand Systeme GmbH. The results of the acquired companies are included in the financial statements from the dates of acquisition. Also, during fiscal year 2007, the Company released a portion of the valuation allowance for net deferred tax assets associated with its U.S. operations, approximately $2,500. During fiscal year ended June 30, 2004, the Company released valuation allowance for net deferred tax assets associated with its German subsidiary. As a result of the release, the Company recorded an income tax benefit in fiscal year ended June 30, 2004. The following information should be read in conjunction with the aforementioned financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| | Years Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (In thousands, except per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Net sales | $236,330 | $201,477 | $179,380 | $173,185 | $158,110 |
| Cost of goods sold | 161,585 | 135,703 | 119,072 | 115,948 | 108,074 |
| Gross profit | 74,745 | 65,774 | 60,308 | 57,237 | 50,036 |
| Selling, general and administrative expenses | 44,205 | 37,954 | 34,526 | 32,289 | 29,711 |
| Research, development and engineering expenses | 18,640 | 16,913 | 15,181 | 15,920 | 13,618 |
| Restructuring charges | 960 | 994 | — | (338) | 448 |
| Operating income | 10,940 | 9,913 | 10,601 | 9,366 | 6,259 |
| Interest expense | 3,127 | 2,272 | 1,074 | 2,412 | 4,985 |
| Interest (income) | (183) | (210) | (125) | (105) | (119) |
| Royalty (income), net | — | — | (200) | (1,749) | (3,361) |
| Other expense (income), net | (271) | 253 | 162 | 89 | (559) |
| Income from continuing operations before income taxes | 8,267 | 7,598 | 9,690 | 8,719 | 5,313 |
| Provision for income taxes | 1,831 | 958 | 3,432 | 3,684 | (1,673) |
| Net income | $ 6,436 | $ 6,640 | $ 6,258 | $ 5,035 | $ 6,986 |
| Income per share: | | | | | |
| Basic income per share | $ 0.42 | $ 0.44 | $ 0.42 | $ 0.34 | $ 0.47 |
| Diluted income per share | $ 0.41 | $ 0.42 | $ 0.40 | $ 0.33 | $ 0.46 |
| Weighted average number of shares: | | | | | |
| Basic | 15,444 | 15,169 | 14,966 | 14,899 | 15,001 |
| Diluted | 15,730 | 15,716 | 15,713 | 15,305 | 15,286 |

| | June 30, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007* | 2006* | 2005 | 2004 |
| | | | (In thousands) | | |
| **Balance Sheet Data:** | | | | | |
| Working capital | $ 31,092 | $ 34,213 | $ 29,265 | $ 25,499 | $ 8,374 |
| Total assets | $159,658 | $157,180 | $112,763 | $109,351 | $115,271 |
| Short-term debt | $ 7,239 | $ 5,750 | $ 3,475 | $ 3,738 | $ 23,280 |
| Long-term debt | $ 17,963 | $ 26,929 | $ 7,080 | $ 12,223 | $ 1,794 |
| Total debt | $ 25,202 | $ 32,679 | $ 10,555 | $ 15,961 | $ 25,074 |
| Shareholders' equity | $ 61,613 | $ 54,540 | $ 45,933 | $ 39,231 | $ 34,467 |

* See reclassifications and revisions detail in Note 2 to the consolidated financial statements

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

**(amounts in thousands except share and per share data)**

*General.* The following is management's discussion and analysis of certain factors which have affected the consolidated financial statements of Baldwin Technology Company, Inc. ("Baldwin" or the "Company").

### Forward-looking Statements

Except for the historical information contained herein, the following statements and certain other statements contained herein are based on current expectations. Similarly, the press releases issued by the Company and other public statements made by the Company from time to time may contain language that is forward-looking. These forward-looking statements may be identified by the use of forward-looking words or phrases such as "forecast," "believe," "expect," "intend," "anticipate," "should," "plan," "estimate," and "potential," among others. Such statements are forward-looking statements that involve a number of risks and uncertainties. The Company cautions investors that any such forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements. Some of the factors that could cause actual results to differ materially are set forth in Item 1A "Risk Factors" to this Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

### Critical Accounting Policies and Estimates

Baldwin's discussion and analysis of its financial condition and results of operations are based on the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Baldwin to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Baldwin continually evaluates its estimates, including those related to product returns, bad debts, inventories, investments, asset impairments, intangible assets, income taxes, warranty obligations, pensions and other post-retirement benefits, contingencies and litigation. Baldwin bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's Consolidated Financial Statements.

*Revenue Recognition.* The Company's products are sold with terms and conditions that vary depending on the nature of the product sold and the cultural and business environments in which the Company operates.

The Company recognizes revenue based on the type of product sold and the obligations under the contract. Revenue is recognized on contracts for design, manufacture and delivery of equipment without installation (equipment sales) and parts, service and consumables at the time of shipment or rendering of services. The Company considers revenue realized on equipment sales when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. In contracts that include additional services, including installation, start-up and/or commissioning (system sales), the Company recognizes revenue on each element of the contract as appropriate. Installation services are provided to the customer on an as-needed basis and may be contracted for separately or included in the same contract as the equipment sale. Revenue is recognized for installation services at the completion of the contractually required services.

Contracts for system sales may include multiple-element revenue arrangements. When the Company enters into multiple-element revenue arrangements, which may include installation services as a contractual element, along with the purchase price of the product as a contractual element, the arrangement is separated into its stand-alone elements for revenue recognition purposes. When the delivered item has value to the customer on a stand alone basis, there is objective and reliable evidence of the fair value of the undelivered item and the arrangement does not include a general right of return, revenue is recognized on each element as separate units of accounting. If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being deferred until the last undelivered contractual element is fulfilled.

Standard payment terms may include a deposit to be received with the customer order, progress payments until equipment is shipped and a portion of the balance due within a set number of days following shipment. In those cases when the Company renders invoices prior to performance of the service, the Company records deferred revenue until completion of the services, whereupon revenue is fully recognized.

Freight terms are generally FOB shipping dock with risk of loss passing to the purchaser at the time of shipment. If a loss should occur in transit, the Company is not responsible for, and does not administer insurance claims unless the terms are FOB destination. The customer is not contractually eligible for any refund of the purchase price or right of return of the contracted product, unless the product fails to meet published product specifications and the Company fails to perform its obligations under product warranty terms.

The terms of sale are generally on a purchase order basis, which may contain formal product acceptance clauses. Occasionally, clauses may be included in a contract or purchase order that require acceptance related to certain specifications as outlined in the contract or purchase order. In these instances, the nature of the acceptance is evaluated to ensure that the Company has met the applicable criteria concurrent with the shipment of equipment to the customer.

The Company uses distributors to assist in the sales function. In these cases, the Company does not recognize revenue until title for the equipment and risk of loss have passed to the ultimate customer, who then becomes obligated to pay with no right of return.

Baldwin maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Baldwin's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Baldwin provides for the estimated cost of product warranties at the time revenue is recognized. While Baldwin engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, Baldwin's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from Baldwin's estimates, revisions to the estimated warranty liability would be required.

Baldwin writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Baldwin records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. Baldwin has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event Baldwin were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset valuation allowance would increase income in the period such determination is made. Likewise, should Baldwin determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax asset valuation allowance would be recorded through a charge to income in the period such determination is made. Deferred tax assets and liabilities are determined using statutory tax rates for temporary differences between book and tax bases of assets and liabilities, as well as the effects of net operating losses carried forward in certain tax jurisdictions in which the Company operates that may be utilized to offset future taxable income and similar tax credits carried forward that may be utilized to reduce future taxes payable. The Company records valuation allowances on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowances, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss and tax credit carryforwards, levels of expected future taxable income and available tax planning strategies. The assumptions in making these judgments are updated periodically by management based on overall economic conditions and current business conditions that affect the Company. These management judgments are therefore subject to change based on factors that include, but are not limited to (1) changes in the profitability of the Company's subsidiaries as well as for the Company as a whole, (2) the ability of the Company to successfully execute its tax planning strategies, and (3) the accuracy of the Company's estimate of the potential effect that changes in tax legislation in the jurisdictions where the Company operates may have on the Company's future taxable profits. Failure by the Company to achieve forecasted taxable income or to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income or successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share, delays in product availability and changes in tax legislation.

The Company tests goodwill for impairment at the reporting unit level, at least annually, by determining the fair value of the reporting unit based on a discounted cash flow model, and comparing it with its book value. If, during the annual impairment review, the book value of the reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied fair value. SFAS 142 requires management to estimate the fair value of each reporting unit, as well as the fair value of the assets and liabilities of each reporting unit, other than goodwill. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit.

*Other long-lived assets are reviewed for impairment* whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, the asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to the asset and a change in business climate. Baldwin calculates estimated future undiscounted cash flows, before interest and taxes, of the related operation and compares it to the carrying value of the asset in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based upon a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists. Future adverse changes in market conditions or poor operating results of a related reporting unit may require the Company to record an impairment charge in the future.

The impairment review process requires management to make significant estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets. The key variables that management must estimate in determining these expected future cash flows include sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, working capital requirements, market conditions and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are reasonable and consistent with the Company's internal planning. Management periodically evaluates and updates the estimates based on conditions that influence these variables.

The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management's control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

**Results of Operations**

The following table sets forth certain of the items (expressed as a percentage of net sales) included in the Selected Financial Data and should be read in connection with the Consolidated Financial Statements of the Company, including the notes thereto, presented elsewhere in this report.

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of goods sold | 68.4 | 67.4 | 66.4 |
| Gross profit | 31.6 | 32.6 | 33.6 |
| Selling, general and administrative expenses | 18.7 | 18.8 | 19.2 |
| Engineering and development expenses | 7.9 | 8.4 | 8.5 |
| Restructuring charges | .4 | .5 | — |
| Operating income | 4.6 | 4.9 | 5.9 |
| Interest expense | (1.3) | (1.1) | (.6) |
| Other income, net | .2 | — | .1 |
| Income before income taxes | 3.5 | 3.8 | 5.4 |
| Provision for income taxes | .8 | .5 | 1.9 |
| Net income | 2.7% | 3.3% | 3.5% |

**Overview**

Baldwin is a leading global supplier of process automation equipment for the commercial and newspaper printing industries. The Company offers its customers a broad range of market-leading technologies, products and systems that enhance the quality of printed products and improve the economic and environmental efficiency of printing presses. Headquartered in Shelton, Connecticut, the Company has sales and service centers and product development and manufacturing operations in the Americas, Asia, Australia and Europe. Baldwin's technology and products include cleaning systems and related consumables, fluid management and ink control systems, web press protection systems and drying systems.

The Company manages its business as one reportable business segment built around its core competency in process automation equipment.

For the year ended June 30, 2008, net sales as reported were $236,330 representing approximately a 17% increase over the previous year's net sales as reported. The increase in net sales, as more fully described in the sections below, was favorably impacted during the period by the acquisitions in fiscal year 2007, currency exchange rates and net sales increases in Asia and the Americas. Partially offsetting these increases in net sales was decreased demand in the commercial and newspaper markets served by the Company's European subsidiaries.

Gross margins as reported were 31.6% versus the prior year's gross margins of 32.6%. This decrease was attributable to unfavorable overhead absorption, unfavorable sales mix and higher material and technical service costs.

Operating income as reported remained at approximately 5% of net sales for the years ended June 30, 2008 and June 30, 2007.

Additionally, the results for the year ended June 30, 2008 reflect higher interest expense associated with higher debt levels and a reversal of a portion of the valuation allowance for net deferred tax assets associated with the Company's U.S. operations.

**Fiscal Year Ended June 30, 2008 Versus Fiscal Year Ended June 30, 2007**

***Consolidated Results***

*Net Sales.* Net sales for the fiscal year ended June 30, 2008, increased $34,853, or 17% to $236,330 from $201,477 for the year ended June 30, 2007. Revenue from the acquired companies during the non-comparable ownership period of fiscal year ended June 30, 2007 (Oxy-Dry was acquired in November 2006 and Hildebrand in April 2007) and fiscal year ended June 30, 2008 favorably impacted net sales by $16,095. Currency rate fluctuations effecting the Company's overseas operations increased net sales for the current period by $16,149. Excluding the effects of the acquired business for the non-comparable period and currency translation, net sales for fiscal year 2008 increased $2,609 or 1% when compared with fiscal year 2007.

The net sales increase, excluding the effects of the non-comparable period of the acquired businesses and currency translations, primarily reflects increased revenue in Asia and the Americas partially offset by decreased revenue in Europe.

In Asia, particularly Japan, net sales increased approximately $1,876 (excluding the effects of currency translations). The increase reflects higher revenue from increased market share for spray dampening equipment, a systematic approach to expand the cleaning consumables business and a focused effort on the sales of service and parts. These increases were partially offset by lower cleaning equipment demand by OEMs and reduced market share for the Company's water systems.

In the Americas, particularly the U.S., net sales (excluding the effects of the acquired businesses) increased approximately $3,593. The increase is primarily related to an increased presence in the fluid temperature control market and sales of other U.S. based products. Growth from installation, service and parts also contributed to the increased revenue. Installation revenue increased on large newspaper equipment projects delivered in late fiscal year 2007 while the service and parts revenue increase benefited from a concentrated marketing effort to Baldwin's large customer installed base of equipment at commercial and newspaper customers. Partially offsetting these increases was lower demand for cleaning and spray dampening equipment.

In Europe, net sales (excluding the effects of the acquired businesses and currency translations) decreased approximately $2,860. The decrease primarily reflects reduced order and sales activity in the commercial markets by OEM press manufacturers in Germany for cleaning, water and web control systems. Lower demand for the Company's spray dampening equipment in the newspaper market related to fewer newspaper projects in fiscal year 2008 versus fiscal year 2007. Sales mix change to lower-priced spray dampening equipment in fiscal year 2008. Partially offsetting these declines were increased dryer and cleaning consumables sales due to the large installed base of equipment utilizing these products.

*Gross Profit.* Gross profit for the fiscal year ended June 30, 2008 increased to $74,745 (31.6% of sales) versus $65,774 (32.6% of sales) for the fiscal year ended June 30, 2007. Excluding the favorable foreign currency translation effect of $5,798 and the effect of the acquired businesses for the non-comparable period in fiscal year 2007 of $3,930, gross profit remained relatively flat. As a percentage of sales, gross profit declined primarily as a result of an unfavorable sales mix and unfavorable cost absorption associated with the lower volume of certain product lines, coupled with higher material and technical service costs.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses ("SG&A") of $44,205 for the fiscal year ended June 30, 2008 increased $6,251, or 16% versus the fiscal year ended June 20, 2007. SG&A expenses of the acquired businesses during the non-comparable ownership period of fiscal year ended June 30, 2007 and fiscal year ended June 30, 2008 negatively impacted expenses by $2,042. In addition, currency rate fluctuations effecting the Company's overseas operations increased SG&A expenses for fiscal year 2008 by $2,517. Excluding the effects of the acquired business for the non-comparable period and currency translation, SG&A expenses for fiscal year 2008 increased $1,692 or 4% when compared with the corresponding year ago period.

G&A expenses, excluding the effects of the non-comparable period of the acquired businesses of $1,123 and currency translations of $1,170 for the fiscal year ended June 30, 2008, increased $666 or 3% compared to the fiscal year ended June 30, 2007. This increase relates primarily to increased expenses associated with stock based compensation, approximately $250, and incentive compensation costs, approximately $800. Partially offsetting these increases were lower consulting/professional costs related to audit services and other financial services fees, and severance and employee procurement cost of approximately $500.

Selling expenses excluding the effects of the non comparable period of the acquired businesses of $919 and currency translations, of $1,347 for the fiscal year ended June 30, 2008 increased $1,026 or 7% versus the fiscal year ended June 30, 2007. The increase in selling expenses reflects the level of sales activity coupled with increased trade show costs.

*Engineering and Development Expenses.* Engineering and development expenses excluding the effects of the non-comparable period of the acquired businesses of $716 and currency translations, of $1,590 for the fiscal year ended June 30, 2008 decreased $579 or 3% versus the fiscal year ended June 30, 2007. Engineering and development expenses remained at approximately 8% of sales for the fiscal years ended June 30, 2008 and June 30, 2007.

*Restructuring.* The Company recorded $960,000 of restructuring costs during the fiscal year ended June 30, 2008 versus $994,000 in the comparable prior year period. The current year restructuring plan was designed to achieve operational efficiencies in Germany and consists entirely of employee terminations. The fiscal year 2007 plan was designed to achieve operational efficiencies in sales, marketing, administration and operational activities primarily in Germany, the U.S. and the U.K. and included employee termination costs of $810,000, facility relocation and lease termination costs of $72,000 and other associated costs of $112,000.

*Interest and Other.* Interest expense of $3,127 for the fiscal year ended June 30, 2008 increased $855 versus the fiscal year ended June 30, 2007. This increase reflects higher average debt levels during the fiscal year ended June 30, 2008 of approximately $3,500 versus the fiscal year ended June 30, 2007. In addition, the interest expense for the twelve months ended June 30, 2008 includes higher (approximately $273) of additional amortization of capitalized finance costs. Currency rate fluctuations increased interest expense $202 in the current period.

Interest income remained relatively flat year over year, while other income and expense, net, amounted to income of $271 versus expense of $253 for the periods ended June 30, 2008 and 2007, respectively, and reflects net foreign exchange gains and losses.

*Income before income taxes.* Income before income taxes for the fiscal year ended June 30, 2008 was $8,267 compared to income before income taxes of $7,598 for the fiscal year ended June 30, 2007. For the current fiscal year, currency rate fluctuations increased income before income taxes by $1,693.

*Income Taxes.* The Company recorded an income tax provision of $1,831 for the fiscal year ended June 30, 2008. During the year ended June 30, 2008, the Company reversed approximately $1,642 ($1,225 in third quarter and $415 in fourth quarter) of its valuation allowance for net deferred tax assets associated with its U.S. operations. This reversal of a portion of the U.S. operations deferred tax valuation allowance is based upon i) prudent and feasible tax planning strategies, ii) the U.S. operations historical and projected operating performance, and iii) management's expectation that the operations will generate sufficient taxable income in future periods to realize a portion of the tax benefits associated with its deferred tax assets. The Company recorded an income tax provision of $958 for the fiscal year ended June 30, 2007. During the fourth quarter of fiscal year 2007, the Company reversed a portion of its valuation allowance for net deferred tax assets associated with its U.S. operations (approximately $2,500) which resulted in the recording of a net tax benefit of $1,437 for the quarter ended June 30, 2007. The reversal of a portion of the U.S. operations deferred tax valuation allowance was based upon the U.S. operations historical operating performances and management's expectation that the operations will generate sufficient taxable income in future periods to realize a portion of the tax benefits associated with its net operating loss carryforwards. Partially offsetting the benefits of the valuation allowance releases in the fiscal years ended June 30, 2008 and 2007 were (a) foreign income taxed at rates higher than the U.S. statutory rate, (b) no benefit recognized for losses incurred in certain countries as the realization of such benefits was not more likely than not and (c) foreign and domestic permanent items. Therefore, the effective tax rates (excluding the reversal of a portion of the valuation allowance) of 42.0% for the fiscal year ended June 30, 2008 and 45.5% for the fiscal year ended June 30, 2007 differ from the statutory rate. The Company continues to assess the need for its deferred tax asset valuation allowance in the jurisdictions in which it operates. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the period that the adjustment is determined to be required.

*Net Income.* The Company's net income amounted to $6,436 for the fiscal year ended June 30, 2008 and primarily reflects the higher income from operations, partially offset by higher interest expense coupled with a favorable tax rate when compared to net income of $6,640 for the fiscal year ended June 30, 2007. Currency translation favorably impacted net income by approximately $1,838.

**Fiscal Year Ended June 30, 2007 Versus Fiscal Year Ended June 30, 2006**

***Overview***

On November 21, 2006, the Company completed its acquisition of the Oxy-Dry group of companies ("Oxy-Dry"). Aggregate consideration paid, in cash, at closing consisted of a purchase price of approximately $18,000 working capital and other contract related adjustments $1,077, subject to post closing adjustments and $1,394 in fees and expenses. Oxy-Dry, with annual sales of approximately $38,000 produces accessories and controls for the printing industry. In addition, on April 11, 2007, the Company announced that it had acquired Hildebrand Systeme GmbH, a leader in the field of high performance web cleaning systems, for approximately $2.4 million in cash.

The results of the acquired companies are included in the financial statements as reported from the dates of their respective acquisitions and are addressed specifically in the discussion below.

In conjunction with the acquisitions, the Company also negotiated a new credit facility consisting of a term loan of $15,000 and a $35,000 revolving line of credit. Proceeds of the new facility were used to finance the acquisitions and repay the Company's existing credit facility.

For the year ended June 30, 2007, net sales as reported were $201,477 representing approximately a 12% increase over the previous year's net sales as reported. Net sales during the period were favorably impacted by the acquisitions and currency exchange rates as more fully described in the sections below and were negatively impacted by decreased demand in the commercial and newspaper markets served by the Company's European and Asian subsidiaries.

Gross margins as reported declined to 32.6% versus the prior year's margins of 33.6%. This decrease was attributable to the lower volume of sales, unfavorable overhead absorption, and unfavorable sales mix in the legacy businesses coupled with lower margins of the acquired businesses.

Operating income as reported of 5% of net sales for the year ended June 30, 2007 was lower than the 5% of sales in the previous year primarily as a result of the lower revenue from the legacy businesses, reduced gross profit, and higher operating expenses (including $4,615 from acquired businesses and restructuring expenses of $994).

Additionally the results for the year ended June 30, 2007 reflect higher interest expense associated with higher debt levels and a reversal of a portion of the valuation allowance for net deferred tax assets associated with the Company's U.S. operations.

***Consolidated Results***

*Net Sales.* Net sales for the fiscal year ended June 30, 2007, excluding the acquisitions of Oxy-Dry and Hildebrand, of $181,472 were virtually flat versus net sales of $179,380 for the fiscal year ended June 30, 2006. Currency rate fluctuations effecting the Company's overseas operations increased net sales for the current period by $5,685. Excluding the effects of currency translations, net sales decreased $3,593 or 2%. Sales of the acquired businesses of $20,005 for the fiscal year ended June 30, 2007 brought reported net sales to $201,477.

The net sales decrease, excluding the effects of the acquired businesses and currency translations, primarily reflects decreased revenue in Europe and Asia, partially offset by increased revenue in the Americas.

In Europe, net sales (excluding the effects of the acquired businesses and currency translations) decreased approximately $2,460. The decline was attributable to lower demand in fiscal year 2007 for the Company's commercial cleaning and spray dampening systems in the newspaper marketplace.

In Asia, particularly Japan, sales declined approximately $2,429 (excluding the effects of currency translations). The decline was attributable to softness in both the Japanese commercial and newspaper markets, combined with pricing pressure.

In the Americas, particularly the U.S., net sales (excluding the effects of the acquired businesses) increased approximately $1,296, primarily related to an increased demand in the commercial market for the Company's cleaning systems.

*Gross Profit.* Gross profit for the fiscal year ended June 30, 2007(excluding the effects of the acquired businesses) of $60,303 (33.2% of sales) was flat versus the $60,308 (33.6% of sales) for the fiscal year ended June 30, 2006. Excluding the favorable foreign currency translation effect of $2,441, gross profit decreased $2,446 or 4%. Gross profit declined primarily as a result of lower volume and unfavorable sales mix, coupled with the unfavorable cost absorption associated with the lower volume. Gross profit of $5,471 of the acquired businesses increased reported gross profit to $65,774 (32.6% of net sales).

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses, (excluding the acquired businesses) of $34,366 for the fiscal year ended June 30, 2007 were flat versus the fiscal year ended June 20, 2006. Excluding the effects of foreign currency translations of $1,102, SG&A expenses decreased $1,262 or 4%.

G&A expenses (excluding the acquired businesses) of $21,288 for the fiscal year ended June 30, 2007 increased $1,467 or 7% versus the fiscal year ended June 30, 2006. Excluding the effects of currency translation of $556, G&A expenses increased $911 or 5%. This increase relates primarily to increased expenses associated with stock based compensation of approximately $330, higher consulting/professional services costs related to audit, tax and other financial services fees of approximately $575 and severance and employee procurement costs of approximately $500. These increases were partially offset by lower incentive compensation costs. G&A of $1,761 of the acquired businesses increased reported G&A to $23,049.

Selling expenses (excluding the acquired businesses) of $13,078 for the fiscal year ended June 30, 2007 decreased $1,627 or 11%. Excluding the effects of currency translations of $546, selling expenses decreased $2,173 or 15%. The decrease in selling expenses reflects the level of sales activity coupled with decreases in commissions and trade show costs. Selling expenses of the acquired businesses of $1,827 increased reported selling expenses to $14,905.

*Engineering and Development Expenses.* Engineering and development expenses (excluding the acquired businesses) of $15,886 for the fiscal year ended June 30, 2007 reflect a decrease of $706 or 5% versus the fiscal year ended June 30, 2006. Excluding foreign currency translation effects, engineering and development expenses remained virtually flat year over year. Engineering and development expenses of the acquired businesses of $1,027 increased reported expenses to $16,913.

*Restructuring.* In conjunction with the acquisition of Oxy-Dry, the Company recorded $994,000 of restructuring costs during the physical year ended June 30, 2007 versus $0 in the prior fiscal year period. The restructuring plan, designed to achieve efficiencies in sales, marketing, administrative and operational activities primarily in Germany, the U.S and the U.K., included employee termination costs of $710,000, facility and lease termination costs of $175,000 and other associated costs of $109,000.

*Interest and Other.* Interest expense of $2,272 for the fiscal year ended June 30, 2007 increased $1,198 versus the fiscal year ended June 30, 2006. This increase reflects higher average debt levels during the fiscal year ended June 30, 2007 of approximately $22,000 versus the fiscal year ended June 30, 2006. In addition the interest expense for the twelve months ended June 30, 2007 includes $282 of amortization of capitalized finance costs. As noted above, the increase in debt is primarily associated with the acquisitions of Oxy-Dry and Hildebrand. Currency rate fluctuations increased interest expense $95 in fiscal year 2007. Interest income remained virtually flat year over year on a currency adjusted basis while royalty income declined $200. The royalty income in fiscal year 2006 was the result of final royalty payments and true ups for the group of patents that provided the royalty income stream.

Other income and expense, net, amounted to expense of $253 and $162 for the fiscal year ended June 30, 2007 and 2006, respectively and primarily reflects net foreign exchange losses.

*Income before income taxes.* Income before income taxes for the fiscal year ended June 30, 2007 of $7,598 compared to income before income taxes of $9,690 for fiscal year ended June 30, 2006. For the fiscal year ended June 30, 2007, currency rate fluctuations increased income before income taxes $583. The decrease in income before income taxes was attributable to lower gross profit and higher interest expense and higher operating expenses, including the restructuring charge.

*Income Taxes.* The Company recorded an income tax provision of $958 for the fiscal year ended June 30, 2007. During the fourth quarter, the Company reversed a portion of its valuation allowance for net deferred tax assets associated with its U.S. operations (approximately $2,500) which resulted in the recording of a net tax benefit of $1,437 for the quarter ended June 30, 2007. The reversal of a portion of the U.S. operations deferred tax valuation allowance was based upon the U.S. operations historical operating performances and management's expectation that the operations will generate sufficient taxable income in future periods to realize a portion of the tax benefits associated with its net operating loss carryforwards. Partially offsetting this benefit were (a) foreign income taxed at rates higher than the U.S. statutory rate, (b) no benefit recognized for losses incurred in certain countries as the realization of such benefits was not more likely than not and (c) foreign and domestic permanent items. Therefore, the effective tax rate (excluding the reversal of a portion of the valuation allowance in the fourth quarter) of 45.5% for fiscal year ended June 30, 2007 differs from the statutory rate. The Company continues to assess the need for its deferred tax asset valuation allowance in the jurisdictions in which it operates. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the period that the adjustment is determined to be required.

*Net Income.* The Company's net income amounted to $6,640 for the fiscal year ended June 30, 2007 and primarily reflects the lower income from operations, combined with higher interest expense, partially offset by favorable tax expense when compared to net income of $6,258 for the fiscal year ended June 30, 2006. Currency translations favorably impacted net income by approximately $587.

## Impact of Inflation

The Company's results are affected by the impact of inflation on manufacturing and operating costs. Historically, the Company has used selling price adjustments, cost containment programs and improved operating efficiencies to offset the otherwise negative impact of inflation on its operations.

## Liquidity and Capital Resources

The Company's cash flow from operating, financing and investing activities as reflected in the Consolidated Statement of Cash Flows are summarized in the tables below.

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007* | 2006 |
| | (In thousands) | | |
| Cash flow from operating activities: | | | |
| Net cash provided by operating activities | $7,632 | $4,246 | $5,810 |

* See reclassifications and revisions detail in Note 2 to the consolidated financial statements

Net cash from operating activities for the year ended June 30, 2008 increased $3,386 compared to fiscal year 2007. Higher revenue and profitability led to increased receipts from sales in fiscal year 2008. Disciplined asset management led to a decline in days sales outstanding (59 in fiscal year 2008; 64 in fiscal year 2007) and an increase in inventory turns. Additionally, cash flow from operations benefited from the timing of the payment of certain trade account and notes payable. These increases were partially offset by higher restructuring payments, payments against acquisition related liabilities and lower customer deposits.

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007* | 2006* |
| | | (In thousands) | |
| Cash flow from investing activities: | | | |
| Property and intangibles | $(3,545) | $ (1,406) | $(1,441) |
| Investment in trust assets | — | (750) | (500) |
| Purchase of Oxy-Dry, net of cash acquired | (298) | (18,184) | — |
| Purchase of Hildebrand, net of cash acquired | (148) | (2,356) | — |
| Proceeds from sale of investments | — | — | 144 |
| Net cash (used in) investing activities | $(3,991) | $(22,696) | $(1,797) |

* See reclassifications and revision detail in Note 2 to the consolidated financial statements

In fiscal year 2008, the Company utilized $3,991 for investing activities primarily for additions to property, plant and equipment and other intangibles (primarily patents). In fiscal year 2007, the amount utilized primarily reflects the acquisitions of Oxy-Dry and Hildebrand (net of acquired cash) of $20,540. In addition, cash utilized for investing includes additions to property, plant and equipment and other intangibles (primarily patents) of $1,406 in fiscal year 2007 and $1,441 in fiscal year 2006.

In addition, the Company made contributions to a Company sponsored trust of $750 and $500 for fiscal years 2007 and 2006, respectively.

| | Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In thousands) | |
| Cash flow from financing activities: | | | |
| Long and short term debt borrowings | $ 13,414 | $ 66,957 | $ 899 |
| Long and short term debt repayments | (23,992) | (45,163) | (6,563) |
| Payment of debt financing costs | — | (2,306) | — |
| Repurchase of Common Stock | (760) | — | — |
| Other | (111) | 731 | 323 |
| Net cash (used in) provided by financing activities | $(11,449) | $ 20,219 | $(5,341) |

The Company's primary source of external financing is its Credit Agreement, as amended (the "Credit Agreement"), with LaSalle Bank National Association ("LaSalle"), which was subsequently acquired by and will be referred to hereinafter as Bank of America ("BofA").

During fiscal year 2008 the Company utilized cash in financing activities of $11,449. Based on the strength of its operating cash flow, the Company was able to make net debt repayments against its external credit facilities of $10,578. In addition, the Company utilized $760 of cash to purchase shares of its Class A Common Stock under its share repurchase program. At June 30, 2008, approximately $2.5 million remains available for use under the share repurchase program.

During fiscal year 2007, the Company entered into a Credit Agreement with Bank of America ("BofA"). Under the terms of the Credit Agreement, the Company received a $35 million bridge loan, the proceeds of which were used to refinance the Company's previously existing obligations with Maple Bank GmbH and fund the acquisition of Oxy-Dry and Hildebrand and the associated closing costs. The Credit Agreement provided for the bridge loan to be converted to a permanent facility, consisting of a $15 million term loan (the "Term Loan") and $35 million of revolving lines of credit. On January 19, 2007, the Company initiated a draw on this permanent financing facility using the proceeds to repay the aforementioned bridge loan and associated interest. The term of the permanent facility is five years, maturing on November 21, 2011. Commencing on February 21, 2007, the Company is required to repay the Term Loan in quarterly installments as provided in the Credit Agreement through November 21, 2011. Payments against the term loan in fiscal years 2008 and 2007 were approximately $2,311 and $787, respectively.

Interest rates under the permanent facility, depending on which option the Company elects under the Credit Agreement, are based on London Interbank Offering Rates ("LIBOR"), or in the case of U.S. dollar loans, at the prime rate. Loans based on LIBOR bear interest at LIBOR plus: i) 2.50% when the total debt to EBITDA ratio is greater than 3.00:1, ii) 2.25% when the total debt to EBITDA ratio is greater than 2.50:1 but less than or equal to 3.00:1, iii) 2.00% when the total debt to EBITDA ratio is greater than 2.00:1 but less than or equal to 2.50:1, and iv) 1.75% when the total debt to EBITDA ratio is less than or equal to 2.00:1. Loans based on the prime rate bear interest at the prime rate plus: i) 1.00% when the total debt to EBITDA ratio is greater than 3.00:1, ii) 0.75% when the total debt to EBITDA ratio is greater than 2.50:1 but less than or equal to 3.00:1, iii) 0.50% when the total debt to EBITDA ratio is greater than 2.00:1 but less than or equal to 2.50:1, and iv) 0.25% when the total debt to EBITDA ratio is less than or equal to 2.00:1.

The Credit Agreement requires the Company to maintain minimum EBITDA, Fixed Charge Coverage Ratio and Total Funded Debt Ratio. The Agreement provides that total EBITDA, as defined in the Agreement, must not be less than i) $10,000,000 for each of the computation periods ending on December 31, 2006 and March 31, 2007 ii) $11,000,000 for each of the computation periods ending on June 30, 2007 and September 30, 2007 and iii) any computation period ending on December 31, 2007 and thereafter: $12,000,000. The Fixed Charge Coverage Ratio, as defined in the Credit Agreement, must not be less than 1.25 to 1.0 commencing with the computation period ending on December 31, 2006. Total Funded Debt Ratio, as defined in the Credit Agreement shall not exceed i) 3.50 to 1.0 for any computation period ending on or after December 31, 2006 and on or before March 31, 2009 and ii) 3.00 to 1.0 for any computation period on or after June 30, 2009. The Company was in compliance with loan covenants at June 30, 2007 and 2008.

Borrowings under the Credit Agreement in the U.S. are secured by substantially all of the domestic assets (approximately $28,000) and in Europe by a pledge of the stock of the Company's European subsidiaries.

During fiscal year 2007, the Company incurred $2.1 million of deferred financing cost in association with the refinancing which is being amortized over 60 months.

In addition, during the quarter ended December 31, 2007, the Company announced a restructuring plan. The current year restructuring plan is designed to achieve operational efficiencies in Germany and consists entirely of employee terminations. The Company expects to incur aggregate cash expenditures of approximately $960, of which approximately $398 was incurred during fiscal year 2008 related to this action. Annual estimated savings from these actions is approximately $1.2 million.

The Company maintains relationships with both foreign and domestic banks, which combined, have extended credit facilities totaling $64,827 at June 30, 2008. As of June 30, 2008, the Company had $31,325 outstanding (including Letters of Credit and Guarantees under these facilities). The amount available under these facilities at June 30, 2008 is $33,502.

The Company believes that its cash flow from operations, along with its available bank lines of credit and alternative sources of borrowing, are sufficient to finance its operations and other capital requirements over the term of the current financing.

At June 30, 2008 and 2007, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, where established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

### Contractual Obligations

The Company's contractual obligations as of June 30, 2008 are summarized below:

| | Total at June 30, 2008 | Fiscal Years Ending June 30, 2009 | 2010 | 2011 | 2012 | 2013 | 2014 and thereafter |
|---|---|---|---|---|---|---|---|
| | (In thousands) | | | | | | |
| Loans payable | $ 3,767 | $ 3,767 | $ — | $ — | $ — | $ — | $ — |
| Capital lease obligations | 361 | 146 | 129 | 83 | 3 | — | — |
| Long-term debt | 21,435 | 3,472 | 6,485 | 4,882 | 6,596 | — | — |
| Non-cancelable operating lease obligations | 27,649 | 6,860 | 5,166 | 3,408 | 2,521 | 2,102 | 7,592 |
| Purchase commitments (materials) | 18,130 | 16,527 | 1,603 | — | — | — | — |
| Supplemental compensation | 3,770 | 549 | 212 | 372 | 382 | 387 | 1,868 |
| Restructuring and integration payments | 881 | 881 | — | — | — | — | — |
| Interest expense | 3,422 | 1,321 | 1,079 | 706 | 316 | — | — |
| Total contractual cash obligations | $79,415 | $33,523 | $14,674 | $9,451 | $9,818 | $2,489 | $9,460 |

### New Accounting Pronouncements

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" (FIN 48) on July 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. See Note 9 for additional information including the effects of adoption.

In April 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FAS 142-3, "Determination of the Useful Life of Intangible Assets", to provide guidance for determining the useful life of recognized intangible assets and to improve consistency between the period of expected cash flows used to measure the fair value of a recognized intangible asset and the useful life of the intangible asset as determined under Statement 142. The FSP requires that an entity consider its own historical experience in renewing or extending similar arrangements. However, the entity must adjust that experience based on entity-specific factors under FASB Statement 142, "Goodwill and Other Intangible Assets". FSP FAS 142-3 is effective for fiscal years and interim periods that begin after November 15, 2008. The Company intends to adopt FSP FAS 142-3 effective January 1, 2009 and to apply its provisions prospectively to recognized intangible assets acquired after that date.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities" (SFAS 161). SFAS 161 requires additional derivative disclosures, including objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements. The Company is in the process of analyzing the impact of SFAS 161, which is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material impact on the financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interest, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies to business combinations for which the acquisition date is on or after December 15, 2008. The adoption of SFAS 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51. SFAS No. 160 establishes accounting and reporting standards that require (a) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the parent's equity, (b) the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the Consolidated Statement of Earnings and (c) changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS No. 160 will have a material impact on its results of operations and financial position.

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No 115," which permits entities to measure some financial assets and liabilities at fair value on an instrument-by-instrument basis. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 also establishes additional disclosure requirements. The provisions of SFAS No. 159 are effective for fiscal year beginning July 1, 2008. The Company is currently evaluating the provisions of SFAS No. 159 and the resulting impact of adoption on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning July 1, 2008, and interim periods within that fiscal year. In December 2007, the FASB issued FSP FAS 157-b to defer SFAS 157's effective date for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. Derivatives measured at fair value under FAS 133 were not deferred under FSP FAS 157-b. We are assessing the impact, if any, which the adoption of SFAS 157 will have on our financial position, results of operations and cash flows.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

**(amounts in thousands)**

The Company operates internationally and is exposed to certain market risks arising from transactions that in the normal course of business include fluctuations in interest rates and currency exchange rates. While the Company occasionally uses derivative financial instruments in order to manage or reduce these risks, typically currency futures contracts and interest rate swap agreements, the Company does not enter into derivative or other financial instruments for trading or speculative purposes.

### Interest Rate and Debt Sensitivity

As of June 30, 2008, the Company had debt totaling $25,202, most of which bears interest at floating rates.

The Company performed a sensitivity analysis as of June 30, 2008, assuming a hypothetical one percentage point increase in interest rates. Holding other variables constant (such as foreign exchange rates and debt levels), a one percentage point increase in interest rates would affect the Company's pre-tax income by approximately $252. However, actual increases or decreases in earnings in the future could differ materially from this analysis based on the timing and amount of both interest rate changes and amounts borrowed by the Company.

### Currency Exchange Rate Sensitivity

The Company derived approximately 80% of its revenues from countries outside of the United States for the fiscal year ended June 30, 2008. Results were and continue to be affected by fluctuations in foreign currency exchange rates. The Company's policy is to hedge the impact of currency rate fluctuations, which could have a material impact on the Company's financial results. The Company utilizes foreign currency exchange forward contracts to hedge certain of these exposures. The Company also maintains certain levels of cash denominated in various currencies, which acts as a natural overall hedge.

The Company performed a sensitivity analysis as of June 30, 2008 assuming a hypothetical 10% adverse change in foreign currency exchange rates. Holding all other variables constant, the analysis indicated that such a market movement would affect the Company's pre-tax income by approximately $630. However, actual gains and losses in the future could differ materially from this analysis based on the timing and amount of both foreign currency exchange rate movements and the Company's actual exposures and hedges.

**Item 8.** ***Financial Statements and Supplementary Data***

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firms | 27 |
| Consolidated Balance Sheets at June 30, 2008 and June 30, 2007 | 30 |
| Consolidated Statements of Operations for the years ended June 30, 2008, June 30, 2007 and June 30, 2006 | 32 |
| Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2008, June 30, 2007 and June 30, 2006 | 33 |
| Consolidated Statements of Cash Flows for the years ended June 30, 2008, June 30, 2007 and June 30, 2006 | 34 |
| Notes to Consolidated Financial Statements | 35 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Baldwin Technology Company, Inc.

We have audited the accompanying consolidated balance sheets of Baldwin Technology Company, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years then ended. Our audits of the basic financial statements included the financial statement schedule II listed in the index appearing under Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Technology Company, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension and other postretirement plans, effective as of June 30, 2007, in connection with the adoption of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Pension and Other Post Retirement Plans."

As discussed in Note 9 to the consolidated financial statements, the Company adopted the provision of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109" effective July 1, 2007.

/s/ Grant Thornton LLP

Grant Thornton LLP

New York, New York
September 29, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Baldwin Technology Company, Inc.

In our opinion, the consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended June 30, 2006 present fairly, in all material respects, the results of operations and cash flows of Baldwin Technology Company, Inc. and its subsidiaries for the year ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers, LLP

Stamford, CT
September 28, 2006

(This page intentionally left blank)

## BALDWIN TECHNOLOGY COMPANY, INC.

## CONSOLIDATED BALANCE SHEETS

| | June 30, 2008 | June 30, 2007 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents* | $ 9,333 | $ 16,034 |
| Accounts receivable trade, net of allowance for doubtful accounts of $1,180 ($1,876 at June 30, 2007) | 42,262 | 40,713 |
| Notes receivable, trade | 7,303 | 7,150 |
| Inventories | 31,804 | 30,384 |
| Deferred taxes, net | 1,497 | 1,780 |
| Prepaid expenses and other | 7,016 | 5,584 |
| Total current assets | 99,215 | 101,645 |
| MARKETABLE SECURITIES: | | |
| (Cost $594 at June 30, 2008 and $564 at June 30, 2007) | 591 | 781 |
| PROPERTY, PLANT AND EQUIPMENT: | | |
| Land and buildings | 1,408 | 1,116 |
| Machinery and equipment | 7,257 | 6,152 |
| Furniture and fixtures | 5,479 | 5,347 |
| Capital leases | 269 | 278 |
| | 14,413 | 12,893 |
| Less: Accumulated depreciation | (8,254) | (7,518) |
| Net property, plant and equipment | 6,159 | 5,375 |
| INTANGIBLES, less accumulated amortization of $8,100 ($6,608 at June 30, 2007) | 11,949 | 11,169 |
| GOODWILL, less accumulated amortization of $3,765 ($3,293 at June 30, 2007) | 27,751 | 24,741 |
| DEFERRED TAXES, NET | 6,858 | 6,793 |
| OTHER ASSETS* | 7,135 | 6,676 |
| TOTAL ASSETS | $159,658 | $157,180 |

* See reclassifications and revisions detail in Note 2 to the consolidated financial statements

The accompanying notes to consolidated financial statements are an integral part of these statements.

# BALDWIN TECHNOLOGY COMPANY, INC.

## CONSOLIDATED BALANCE SHEETS — (Continued)

| | June 30, 2008 | June 30, 2007 |
|---|---|---|
| | (In thousands, except share and per share data) | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Loans payable | $ 3,767 | $ 3,249 |
| Current portion of long-term debt | 3,472 | 2,501 |
| Accounts payable, trade | 23,376 | 19,976 |
| Notes payable, trade | 8,661 | 7,009 |
| Accrued salaries, commissions, bonus and profit-sharing | 9,572 | 7,942 |
| Customer deposits | 1,001 | 5,876 |
| Accrued and withheld taxes | 2,104 | 1,793 |
| Income taxes payable | 1,070 | 1,518 |
| Other accounts payable and accrued liabilities | 15,100 | 17,559 |
| Total current liabilities | 68,123 | 67,423 |
| LONG-TERM LIABILITIES: | | |
| Long-term debt, net of current portion | 17,963 | 26,929 |
| Other long-term liabilities | 11,959 | 8,288 |
| Total long-term liabilities | 29,922 | 35,217 |
| Total liabilities | 98,045 | 102,640 |
| Commitments and contingencies | | |
| SHAREHOLDERS' EQUITY: | | |
| Class A Common Stock, $.01 par, 45,000,000 shares authorized, 14,139,734 shares issued at June 30, 2008 and 17,875,622 shares issued at June 30, 2007 | 142 | 179 |
| Class B Common Stock, $.01 par, 4,500,000 shares authorized, 1,142,555 shares issued at June 30, 2008 and 1,486,825 shares issued at June 30, 2007 | 11 | 15 |
| Capital contributed in excess of par value | 46,398 | 59,499 |
| Accumulated earnings | 9,284 | 5,266 |
| Accumulated other comprehensive income | 5,778 | 3,051 |
| Less: Treasury stock, at cost: | | |
| Class A — zero shares (3,634,070 shares at June 30, 2007) | | |
| Class B — zero shares (294,270 shares at June 30, 2007) | — | (13,470) |
| Total shareholders' equity | 61,613 | 54,540 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $159,658 | $157,180 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

## BALDWIN TECHNOLOGY COMPANY, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In thousands, except per share data) | | |
| Net sales | $236,330 | $201,477 | $179,380 |
| Cost of goods sold | 161,585 | 135,703 | 119,072 |
| Gross profit | 74,745 | 65,774 | 60,308 |
| Operating expenses: | | | |
| General and administrative | 26,008 | 23,049 | 19,821 |
| Selling | 18,197 | 14,905 | 14,705 |
| Engineering and development | 18,640 | 16,913 | 15,181 |
| Restructuring charges | 960 | 994 | — |
| | 63,805 | 55,861 | 49,707 |
| Operating income | 10,940 | 9,913 | 10,601 |
| Other (income) expense: | | | |
| Interest expense | 3,127 | 2,272 | 1,074 |
| Interest (income) | (183) | (210) | (125) |
| Royalty (income), net | — | — | (200) |
| Other (income) expense, net | (271) | 253 | 162 |
| | 2,673 | 2,315 | 911 |
| Income from operations before income taxes | 8,267 | 7,598 | 9,690 |
| (Benefit) provision for income taxes: | | | |
| Domestic | (1,437) | (2,478) | (274) |
| Foreign | 3,268 | 3,436 | 3,706 |
| Total income tax provision | 1,831 | 958 | 3,432 |
| Net income | $ 6,436 | $ 6,640 | $ 6,258 |
| Net income per share: | | | |
| Net income per share — basic | $ 0.42 | $ 0.44 | $ 0.42 |
| Net income per share — diluted | $ 0.41 | $ 0.42 | $ 0.40 |
| Weighted average shares outstanding: | | | |
| Basic | 15,444 | 15,169 | 14,966 |
| Diluted | 15,730 | 15,716 | 15,713 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

# BALDWIN TECHNOLOGY COMPANY, INC.

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Class A Common Stock | | Class B Common Stock | | Capital Contributed in Excess of par Value | Accumulated Earnings/ (Deficit) | Accumulated Other Comprehensive Income | Treasury Stock | | Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | Shares | Amount | |
| | | | | | (In thousands, except shares) | | | | | |
| Balance at June 30, 2005 | 16,575,349 | $166 | 2,137,883 | $21 | $ 57,065 | $(7,632) | $2,332 | (3,802,666) | $(12,721) | |
| Year ended June 30, 2006: | | | | | | | | | | |
| Net income for the year | | | | | | 6,258 | | | | $6,258 |
| Translation adjustment | | | | | | | 181 | | | 181 |
| Unrealized gain on available-for sale securities, net of tax | | | | | | | 69 | | | 69 |
| Amortization stock-based compensation | | | | | 466 | | | | | |
| Shares converted Class B to Class A | 600,308 | 6 | (600,308) | (6) | | | | | | |
| Unrealized loss on forward contracts | | | | | | | 74 | | | 74 |
| Shares issued under stock option plan | 200,558 | 2 | 106 | | 412 | | | | | |
| Reduction in note receivable through exchanged shares | | | | | | | | (121,806) | (730) | |
| Increase in minimum pension liability | | | | | | | (30) | | | (30) |
| Comprehensive income | | | | | | | | | | $6,552 |
| Balance at June 30, 2006: | 17,376,215 | $174 | 1,537,681 | $15 | $ 57,943 | $(1,374) | $2,626 | (3,924,472) | $(13,451) | |
| Year ended June 30, 2007: | | | | | | | | | | |
| Net income for the year | | | | | | 6,640 | | | | $6,640 |
| Translation adjustment | | | | | | | 413 | | | 413 |
| Unrealized gain on available-for sale securities, net of tax | | | | | | | 17 | | | 17 |
| Amortization stock-based compensation | | | | | 782 | | | | | |
| Reduction of minimum pension liability, net of tax | | | | | | | 110 | | | 110 |
| Recognition of pension funded status, net of tax | | | | | | | (76) | | | |
| Shares converted Class B to Class A | 51,068 | | (51,068) | | | | | | | |
| Unrealized gain on forward contracts | | | | | | | (39) | | | (39) |
| Shares issued under stock option plan | 448,339 | 5 | 212 | | 774 | | | (3,868) | (19) | |
| Comprehensive income | | | | | | | | | | $7,141 |
| Balance at June 30, 2007: | 17,875,622 | $179 | 1,486,825 | $15 | $ 59,499 | $ 5,266 | $3,051 | (3,928,340) | $(13,470) | |
| Year ended June 30, 2008 | | | | | | | | | | |
| Adoption of FIN 48 — uncertain tax positions | | | | | | (2,418) | | | | |
| Net income for the year | | | | | | 6,436 | | | | 6,436 |
| Translation adjustment | | | | | | | 3,194 | | | 3,194 |
| Unrealized loss on available- for-sale securities, net of tax | | | | | | | (128) | | | (128) |
| Recognition of pension funded status, net of tax | | | | | | | (339) | | | (339) |
| Comprehensive income | | | | | | | | | | $9,163 |
| Amortization of stock based compensation | | | | | 1,031 | | | | | |
| Repurchase of shares | | | | | | | | (289,095) | (760) | |
| Shares converted Class B to Class A | 50,000 | 1 | (50,000) | (1) | | | | | | |
| Retirement of treasury stock | (3,931,400) | (39) | (294,270) | (3) | (14,233) | | | 4,225,670 | 14,275 | |
| Shares issued under stock option plan | 145,512 | 1 | | | 101 | | | (8,235) | (45) | |
| Balance at June 30, 2008: | 14,139,734 | $142 | 1,142,555 | $11 | $ 46,398 | $ 9,284 | $5,778 | 0 | $ 0 | |

The accompanying notes to consolidated financial statements are an integral part of these statements.

## BALDWIN TECHNOLOGY COMPANY, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In thousands) | |
| Cash flows from operating activities: | | | |
| Net income | $ 6,436 | $ 6,640 | $ 6,258 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 2,827 | 2,222 | 1,458 |
| Deferred taxes | 1,420 | (345) | 2,320 |
| Provision for losses on accounts receivable | 257 | 309 | 158 |
| Write-off of fixed assets | — | — | 55 |
| Restructuring charges | 960 | 994 | — |
| Gain on sale of investments | — | — | (92) |
| Stock compensation costs | 1,031 | 782 | 466 |
| Changes in assets and liabilities, net of effects of acquisitions: | | | |
| Accounts and notes receivable | 3,279 | (565) | (4,355) |
| Inventories | 1,534 | (1,074) | 686 |
| Prepaid expenses and other | (782) | 46 | (1,439) |
| Other assets | (24) | (44) | (3) |
| Customer deposits | (4,890) | (545) | 657 |
| Accrued compensation | 464 | (380) | (34) |
| Payments of restructuring charges | (859) | (533) | — |
| Payments of integration costs | (1,524) | (1,153) | — |
| Accounts and notes payable, trade | 1,623 | 277 | 150 |
| Income taxes payable | (859) | 380 | (180) |
| Accrued and withheld taxes | 311 | (243) | (5) |
| Other accounts payable and accrued liabilities | (3,497) | (2,642) | (269) |
| Interest payable | (75) | 120 | (21) |
| Net cash provided by operating activities* | 7,632 | 4,246 | 5,810 |
| Cash flows from investing activities: | | | |
| Investment in trust assets* | — | (750) | (500) |
| Purchase of Oxy-Dry, net of cash acquired | (298) | (18,184) | — |
| Purchase of Hildebrand, net of cash acquired | (148) | (2,356) | — |
| Additions of property, plant and equipment | (1,857) | (744) | (921) |
| Additions of intangibles | (1,688) | (662) | (520) |
| Proceeds from sale of investments | — | — | 144 |
| Net cash (used in) investing activities* | (3,991) | (22,696) | (1,797) |
| Cash flows from financing activities: | | | |
| Long-term and short-term debt borrowings | 13,414 | 66,957 | 899 |
| Long-term and short-term debt repayments | (23,992) | (45,163) | (6,563) |
| Principal payments under capital lease obligations | (111) | (153) | (91) |
| Payment of debt financing costs | — | (2,306) | — |
| Other long-term liabilities | (102) | 105 | — |
| Repurchase of Common Stock | (760) | — | — |
| Proceeds from stock option exercise | 102 | 779 | 414 |
| Net cash (used in) provided by financing activities | (11,449) | 20,219 | (5,341) |
| Effect of exchange rate changes | 1,107 | (221) | 371 |
| Net increase (decrease) in cash and cash equivalents | (6,701) | 1,548 | (957) |
| Cash and cash equivalents at beginning of year* | 16,034 | 14,486 | 15,443 |
| Cash and cash equivalents at end of year* | $ 9,333 | $ 16,034 | $14,486 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 3,247 | $ 2,205 | $ 1,121 |
| Income taxes | $ 1,551 | $ 555 | $ 2,094 |
| Non-cash investing and financing activities: | | | |
| Capital lease obligation | $ — | $ — | $ 411 |
| Settlement of long term note receivable with exchange of shares | $ — | $ — | $ 730 |

* See reclassifications and revisions detail in Note 2 to the consolidated financial statements

The accompanying notes to consolidated financial statements are an integral part of these statements.

## BALDWIN TECHNOLOGY COMPANY, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(In thousands except for share and per share data)**

**Note 1 — Organization of Business:**

Baldwin Technology Company, Inc. and its subsidiaries ("Baldwin" or the "Company") are engaged primarily in the development, manufacture and sale of process automation equipment and related consumables for the printing and publishing industry. Headquartered in Shelton, Connecticut, the Company has sales and service centers and product development and manufacturing operations in the Americas, Asia, Australia and Europe. The Company manages its business as one reportable business segment built around its core competency in process automation and equipment.

**Note 2 — Summary of Significant Accounting Policies:**

The following are the significant accounting policies followed by the Company:

*Consolidation.* The Consolidated Financial Statements include the accounts of Baldwin, its wholly owned subsidiaries, one 90% owned subsidiary and another 80% owned subsidiary. The minority interest amounts are not material to the Consolidated Financial Statements and therefore are not disclosed.

*Cash and cash equivalents.* The Company considers all highly liquid instruments (cash and short-term securities) with original maturities of three months or less to be cash equivalents.

*Accounts Receivable, Notes Receivable/Payable.* Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical incurred losses. Notes receivable trade, reflect promissory notes issued by customers of the Company's Japanese subsidiary. Notes payable trade, reflect obligations of the Company's Japanese subsidiary to suppliers.

*Translation of Foreign Currencies.* All assets and liabilities of foreign subsidiaries are translated into dollars at the fiscal year-end (current) exchange rates, and components of revenue and expense are translated at average rates for the fiscal year. The resulting translation adjustments are included in shareholders' equity. Gains and losses on foreign currency exchange transactions are reflected in the statement of operations. Net transaction gains and losses credited or charged to "Other expense (income), net" for the fiscal years ended June 30, 2008, 2007 and 2006 were $66, $513 and ($323), respectively.

*Hedging.* The Company operates internationally and is exposed to certain market risks arising from transactions that in the normal course of business include fluctuations in interest rates and currency exchange rates. While the Company occasionally uses derivative financial instruments in order to manage or reduce these risks, typically currency futures contracts and interest rate swap agreements, the Company does not enter into derivative or other financial instruments for trading or speculative purposes. The Company's policy is to hedge the impact of currency rate fluctuations, which could have a material impact on the Company's financial results. The Company utilizes foreign currency forward contracts to hedge these exposures.

If a derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the underlying hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income ("OCI") and are recognized in the statement of operations when the underlying hedged item affects earnings. Ineffectiveness related to cash flow hedges is recognized in earnings and is included in "Other expense (income), net".

*Concentration of Credit Risk.* Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts and notes receivable. The Company controls this risk through credit approvals, customer limits and monitoring procedures. For the fiscal years ended June 30, 2008, 2007 and 2006, one customer accounted for more than 10% of the Company's net sales and trade accounts receivable. Koenig and Bauer Aktiengesellschaft ("KBA") accounted for approximately

15%, 17% and 18%, of the Company's net sales for the fiscal years ended June 30, 2008, 2007 and 2006, respectively and 15% and 17% of trade accounts receivable at June 30, 2008 and 2007, respectively. The Company's ten largest customers accounted for approximately 46%, 49% and 50% of the Company's net sales for each of the fiscal years ended June 30, 2008, 2007 and 2006, respectively. Foreign cash balances at June 30, 2008 and 2007 were $8,582 and $14,300, respectively.

*Marketable Securities.* The Company classifies all of its marketable securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses net of income taxes, reported as a component of other comprehensive income (loss) included within shareholders' equity. Cost is determined using the average cost method.

*Inventories.* Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for domestic inventories and the first-in, first-out (FIFO) method for foreign inventories. If the FIFO method had been used for all inventories, the total stated amount for inventories would have been $1,045 and $959 greater as of June 30, 2008 and 2007, respectively. Baldwin writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

*Property, Plant and Equipment.* The Company depreciates its assets over their estimated useful lives. The estimated useful lives range from 27 to 30 years for buildings, 7 to 10 years for machinery and equipment, 3 to 7 years for furniture and fixtures, the shorter of the lease term or the life of the lease for leasehold improvements and 5 to 7 years for capital leases. Plant and equipment are carried at historical cost and are depreciated using primarily the straight-line method. Repair and maintenance expenditures are expensed as incurred. Depreciation expense amounted to $1,645, $1,378 and $970 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

*Long-lived Assets.* Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company evaluates the basis of its long-lived assets based on expectations of undiscounted cash flows related to those assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company believes that no impairment of its long-lived assets existed at June 30, 2008 or at June 30, 2007.

*Stock Based Compensation.* Effective July 1, 2005, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment" (SFAS 123(R)). The Company elected to adopt the modified prospective application method provided by SFAS 123(R). Under the modified prospective method the Company recognized stock-based compensation expense from July 1, 2005 on new awards from and after the adoption date and to any unvested employee awards as of the adoption date. The Company previously applied Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and provided the required pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). As all previously issued stock option awards granted under the plans had an exercise price equal to the market value of the underlying common stock at the date of grant, no compensation costs related to stock option grants were recognized prior to July 1, 2005.

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The Company estimates the fair value of stock options using a Black-Scholes valuation model. The Company typically issues new shares upon share option exercise. The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return will be recorded in

Additional Paid-in Capital (if the tax deduction exceeds the deferred tax asset) or in the Consolidated Statement of Operations (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

*Goodwill and Other Intangible Assets.* Goodwill is tested for impairment at the reporting unit level at least annually, by determining the fair value utilizing discounted cash flows of the reporting unit and comparing the fair value with its recorded book value. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied fair value. SFAS No. 142 requires management to estimate the fair value of each reporting unit, as well as the fair value of the assets and liabilities of each reporting unit, other than goodwill. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. The Company performed its annual impairment assessment by utilizing a discounted cash flow model and determined that no impairment existed as of June 30, 2008.

Other intangible assets include patents, trademarks and engineering drawings, which are amortized on a straight-line basis over the estimated useful lives of the related assets, generally 15 to 30 years. Amortization expense amounted to $1,182, $844 and $488 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

*Income Taxes.* Deferred taxes are determined under the asset and liability approach. Deferred tax assets and liabilities are recognized on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. Further, deferred tax assets are recognized for the expected benefits of available net operating loss carryforwards, capital loss carryforwards and foreign tax credit carryforwards. Valuation allowances are recognized to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the need for a valuation allowance, management considers all available evidence including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made.

*Fair Value Disclosure of Financial Instruments.* The Company's financial instruments consist of cash, short-term securities, accounts receivable, notes receivable, marketable securities, capital lease obligations, accounts payable, notes payable, other short and long-term borrowings, and derivative financial instruments. The current carrying amount of these instruments approximates fair market value as they are indicative of the cash that would have been received or required had settlement been made at June 30, 2008 and at June 30, 2007.

*Warranty.* The Company's standard contractual warranty provisions are to repair or replace, at the Company's option, a product that is proven to be defective. The Company estimates its warranty costs as a percentage of revenues on a product-by-product basis, based on actual historical experience within the Company. Hence, the Company accrues estimated warranty costs at the time of sale and is included in "Cost of goods sold". In addition, should the Company become aware of a specific potential warranty claim, a specific charge is recorded and accounted for separately from the percent of revenue discussed above. The Company has accrued estimated future warranty and customer support obligations of $5,421 and $4,820 at June 30, 2008 and 2007, respectively, which are included in "Other accounts payable and accrued liabilities" (see Note 18).

*Revenue Recognition.* The Company's products are sold with terms and conditions that vary depending on the nature of the product sold and the cultural and business environments in which the Company operates.

The Company recognizes revenue based on the type of product sold and the obligations under the contract. Revenue is recognized on contracts for design, manufacture and delivery of equipment without installation (equipment sales) and parts, service and consumables at the time of shipment or rendering of services. The Company considers revenue realized on equipment sales when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. In contracts that include additional services, including installation, start-up and/or commissioning (system sales), the Company recognizes revenue on each element of the contract as appropriate. Installation services are provided to the customer on an as-needed basis and may be contracted for separately or included in the same contract as the equipment sale. Revenue is recognized for installation services at the completion of the contractually required services.

Contracts for system sales may include multiple-element revenue arrangements. When the Company enters into multiple-element revenue arrangements, which may include installation services as a contractual element, along with the purchase price of the product as a contractual element, the arrangement is separated into its stand-alone elements for revenue recognition purposes. When the delivered item has value to the customer on a stand alone basis, there is objective and reliable evidence of the fair value of the undelivered item and the arrangement does not include a general right of return, revenue is recognized on each element as separate units of accounting. If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being deferred until the last undelivered contractual element is fulfilled.

Standard payment terms may include a deposit to be received with the customer order, progress payments until equipment is shipped and a portion of the balance due within a set number of days following shipment. In those cases when the Company renders invoices prior to performance of the service, the Company records deferred revenue until completion of the services, whereupon revenue is fully recognized.

Freight terms are generally FOB shipping dock with risk of loss passing to the purchaser at the time of shipment. If a loss should occur in transit, the Company is not responsible for, and does not administer insurance claims unless the terms are FOB destination. The customer is not contractually eligible for any refund of the purchase price or right of return of the contracted product, unless the product fails to meet published product specifications and the Company fails to perform its obligations under product warranty terms.

The terms of sale are generally on a purchase order basis, which may contain formal product acceptance clauses. Occasionally, clauses may be included in a contract or purchase order that require acceptance related to certain specifications as outlined in the contract or purchase order. In these instances, the nature of the acceptance is evaluated to ensure that the Company has met the applicable criteria concurrent with the shipment of equipment to the customer.

The Company uses distributors to assist in the sales function. In these cases, the Company does not recognize revenue until title for the equipment and risk of loss have passed to the ultimate customer, who then becomes obligated to pay with no right of return.

*Shipping and Handling, Advertising.* Costs related to shipping and handling are included in cost of goods sold in the Consolidated Statement of Operations. The Company expenses advertising costs when incurred. Advertising expense was $222, $275 and $221 for fiscal years ended June 30, 2008, 2007 and 2006, respectively.

*Deferred Financing Costs.* The Company capitalizes costs associated with the issuance of debt, including bank, legal, investment advisor and accounting fees and other expenses. Deferred financing costs are amortized over the term of the related financing transaction and are included in interest expense.

*Research and Development and Engineering.* Research, development and engineering costs are expensed as incurred.

*Earnings Per Share.* Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options, were exercised or converted into common shares or resulted in the issuance of common shares.

*Comprehensive Income (Loss).* As shown in the Statement of Changes in Shareholders' Equity, comprehensive income (loss) is a measure of net income (loss) and all other changes in equity of the Company that result from recognized transactions and other events of the period other than transactions with shareholders.

*Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the determination of accrued expenses including warranty, accounts receivable and inventory valuations, revenue recognition, useful lives of assets, deferred tax asset valuations, stock option valuation, and goodwill and intangibles. Actual results could differ from those estimates.

*Royalty income.* The Company owns a number of patents and patent applications relating to Baldwin's products, some of which provide royalty income to the Company. Patented products represent a significant portion of the Company's net sales for all periods presented. The Company's patents expire at different times during the next twenty years. The expiration of patents in the near future, in general, has not and is not expected to have a material adverse effect on the Company's net sales. The Company has also relied upon and intends to continue to rely upon unpatented proprietary technology, including the proprietary engineering required to adapt its products to a wide range of models and sizes of printing presses. The Company believes its rights under, and interests in, its patents and patent applications, as well as its proprietary technology, are sufficient for its business as currently conducted.

***New Accounting Pronouncements.***

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" (FIN 48) on July 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. See Note 9 for additional information including the effects of adoption.

In April 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FAS 142-3, "Determination of the Useful Life of Intangible Assets", to provide guidance for determining the useful life of recognized intangible assets and to improve consistency between the period of expected cash flows used to measure the fair value of a recognized intangible asset and the useful life of the intangible asset as determined under Statement 142. The FSP requires that an entity consider its own historical experience in renewing or extending similar arrangements. However, the entity must adjust that experience based on entity-specific factors under FASB Statement 142, "Goodwill and Other Intangible Assets". FSP FAS 142-3 is effective for fiscal years and interim periods that begin after November 15, 2008. The Company intends to adopt FSP FAS 142-3 effective January 1, 2009 and to apply its provisions prospectively to recognized intangible assets acquired after that date.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities" (SFAS 161). SFAS 161 requires additional derivative disclosures, including objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements. The Company is in the process of analyzing the impact of SFAS 161, which is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material impact on the financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interest, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies to business combinations for which the acquisition date is on or after December 15, 2008. The adoption of SFAS 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51. SFAS No. 160 establishes accounting and reporting standards that require (a) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the parent's equity, (b) the amount of consolidated net income attributable to the parent and the non-controlling interest to be clearly identified and presented on the face of the Consolidated Statement of Earnings and (c) changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS No. 160 will have a material impact on its results of operations and financial position.

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No 115," which permits entities to measure some financial assets and liabilities at fair value on an instrument-by-instrument basis. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 also establishes additional disclosure requirements. The provisions of SFAS No. 159 are effective for fiscal year beginning July 1, 2008. The Company is currently evaluating the provisions of SFAS No. 159 and the resulting impact of adoption on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal year beginning July 1, 2008, and interim periods within that fiscal year. The Company is currently evaluating the provisions of SFAS No. 157 and the resulting impact of adoption on the financial statements. In December 2007, the FASB issued FSP FAS 157-b to defer SFAS 157's effective date for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. Derivatives measured at fair value under FAS 133 were not deferred under FSP FAS 157-b. We are assessing the impact, if any, which the adoption of SFAS 157 will have on our financial position, results of operations and cash flows.

*Reclassifications and Revisions.* Certain amounts in the 2008, 2007 and 2006 Consolidated Financial Statements and Notes have been reclassified to conform to the 2008 presentation. In particular, the Company has revised its Consolidated Financial Statements as of June 30, 2007 to revise the classification of assets held by a Company sponsored trust. Changes to the June 30, 2007 balance sheet reflect an immaterial reclass of $1,341 from cash and cash equivalents to other assets. The fiscal year 2006 statement of cash flows reflects an immaterial reduction to cash and equivalents at end of year of $500. Corresponding immaterial reclassifications in the fiscal years 2006 and 2007 statement of cash flows have also been made to revise fiscal year 2007 cash provided by operating activities of $91 and fiscal years 2007 and 2006 cash used in investing activities of $750 and $500, respectively.

**Note 3 — Accumulated Other Comprehensive Income (Loss):**

Accumulated Other Comprehensive Income (Loss) ("OCI") is comprised of various items, which affect equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. Accumulated other comprehensive income (loss) consists of the following:

| | For the Years Ended June 30, | |
|---|---|---|
| | 2008 | 2007 |
| | (In thousands) | |
| Cumulative translation adjustment | $6,195 | $3,001 |
| Unrealized gain (loss) on investments, net of tax benefit of $1, (expense of $91 at June 30, 2007) | (2) | 126 |
| Pension funded status, net of tax benefit of $156 (benefit of $55 at June 30, 2007) | (415) | (76) |
| | $5,778 | $3,051 |

**Note 4 — Earnings per Share:**

The following represents a reconciliation from basic earnings per share to diluted earnings per share. Options to purchase 657,334, 30,000 and 321 shares of common stock were outstanding at June 30, 2008, June 30, 2007 and June 30, 2006, respectively but were not included in the computation of diluted earnings per share because the effect would be antidilutive.

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In thousands, except per share data) | | |
| Determination of shares: | | | |
| Average common shares outstanding | 15,444 | 15,169 | 14,966 |
| Assumed conversion of dilutive stock options and awards | 286 | 547 | 747 |
| Diluted average common shares outstanding | 15,730 | 15,716 | 15,713 |
| Basic earnings per common share | $ 0.42 | $ 0.44 | $ 0.42 |
| Diluted earnings per common share | $ 0.41 | $ 0.42 | $ 0.40 |

**Note 5 — Business Segment Information:**

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In thousands) | | |
| **Geographic information:** | | | |
| Sales* by major country: | | | |
| United States | $ 49,585 | $ 39,800 | $ 30,061 |
| Japan | 52,832 | 46,854 | 52,027 |
| Germany | 74,506 | 63,081 | 53,644 |
| Sweden | 26,286 | 23,300 | 21,270 |
| United Kingdom | 13,273 | 11,972 | 9,724 |
| All other — foreign | 19,848 | 16,470 | 12,654 |
| Total sales by major country | $236,330 | $201,477 | $179,380 |

* sales are attributed to the geographic area based on location of the subsidiary recording the external sale.

| | For the Years June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In thousands) | |
| **Long-lived assets by major country:** | | | |
| United States | $1,775 | $1,796 | $ 708 |
| Japan | 853 | 681 | 670 |
| Germany | 3,212 | 1,201 | 724 |
| Sweden | 2,069 | 1,998 | 1,964 |
| All other — foreign | 417 | 2,227 | 194 |
| Total long-lived assets by major country | $8,326 | $7,903 | $4,260 |

Long-lived assets primarily includes the net book value of property, plant and equipment and other tangible assets.

## Note 6 — Inventories:

Inventories, net of reserve, consist of the following:

| | For the Year Ended June 30, 2008 | | |
|---|---|---|---|
| | Domestic | Foreign | Total |
| | | (In thousands) | |
| Raw materials | $3,460 | $11,925 | $15,385 |
| In process | 439 | 5,189 | 5,628 |
| Finished goods | 4,211 | 6,580 | 10,791 |
| | $8,110 | $23,694 | $31,804 |

| | For the Year Ended June 30, 2007 | | |
|---|---|---|---|
| | Domestic | Foreign | Total |
| | | (In thousands) | |
| Raw materials | $3,416 | $10,760 | $14,176 |
| In process | 338 | 4,889 | 5,227 |
| Finished goods | 4,270 | 6,711 | 10,981 |
| | $8,024 | $22,360 | $30,384 |

## Note 7 — Loans Payable:

| | Rate | Amount (In thousands) |
|---|---|---|
| Loans Payable at June 30, 2008: | | |
| Foreign subsidiaries | 1.86% (average) | $3,767 |
| Loans Payable at June 30, 2007: | | |
| Foreign subsidiaries | 2.53% (average) | $3,249 |

The maximum amount of bank loans payable outstanding during the year ended June 30, 2008 was $4,576 ($3,456 in 2007). Average interest rates are weighted by month and reflect the monthly amount of short-term borrowing in use and the respective rates of interest thereon. The majority of the loans are uncollateralized; however, certain of these loans are collateralized by the current assets associated with the foreign subsidiaries where the loans are drawn.

**Note 8 — Long-Term Debt:**

| | June 30, 2008 | | June 30, 2007 | |
|---|---|---|---|---|
| | Current | Long-Term | Current | Long-Term |
| | (In thousands) | | | |
| Revolving Credit Facility due November 21, 2011, interest rate one-month prime rate 5.0% plus 0.75%(a) | $ — | $ 3,850 | $ — | $12,800 |
| Revolving Credit Facility due November 21, 2011, interest rate one-month EURIBOR rate 4.456% plus 2.25%(a) | — | 2,519 | — | 1,175 |
| Term loan payable by foreign subsidiary due November 21, 2011, with quarterly payments interest rate one-month EURIBOR rate 4.480% plus 2.25%(a) | 3,356 | 11,594 | 2,099 | 12,853 |
| Term loan payable by foreign subsidiary due September 2008, interest rate 1.81%(b) | 78 | — | 271 | 68 |
| Note payable by foreign subsidiary through 2008, interest rate 6.95%(c) | 38 | — | 131 | 33 |
| | $3,472 | $17,963 | $2,501 | $26,929 |

(a) The Company's primary source of external financing is the Company's credit agreement and its amendments ("the Credit Agreement") with LaSalle Bank National Association ("LaSalle"), which was subsequently acquired by and will be referred to hereinafter as Bank of America ("BofA"). Interest rates depend on which borrowing option the Company exercises under the Credit Agreement. The Credit Agreement requires the Company to maintain certain minimum net worth and leverage ratios. At June 30, 2008, the Company was in compliance with all financial covenants. Borrowings under the Credit Agreement in the U.S. are secured by substantially all domestic assets (approximately $27,000) and in Europe by a pledge of European subsidiary stock.

(b) Yen 100,000 three-year term loan. Quarterly principal payment of Yen 8,333, interest rate at Tokyo Inter Bank offered rate (TIBOR) plus 0.75%. The Company entered into an interest rate swap that converts variable rate payables to a fixed rate of 1.81% and has the same maturity date as the term loan.

(c) Note is collateralized by a building as outlined in the indenture relating to this note.

In addition, the Company has a Euro-based credit facility with a foreign lender (5,000 Euro approximately $7,872 at June 30, 2008). The interest rate for Euro-based borrowings is 7.5%; the interest rate for U.S. dollar-based borrowings is 8.75%. At June 30, 2008 and 2007 there were no amounts outstanding under this arrangement.

The Company maintains relationships with both foreign and domestic banks, which combined have extended short and long-term credit facilities to the Company totaling $64,827. As of June 30, 2008, the Company had $31,325 outstanding (including Letters of Credit). The amount available under these credit facilities at June 30, 2008 is $33,502.

Maturities of long-term debt in each fiscal year ending after June 30, 2008 are as follows:

| Fiscal Year Ending June 30, | (In thousands) |
|---|---|
| 2009 | $ 3,472 |
| 2010 | 6,485 |
| 2011 | 4,882 |
| 2012 | 6,596 |
| 2013 | — |
| 2014 and thereafter | — |
| | $21,435 |

**Note 9 — Taxes on Income:**

Income (loss) before income taxes and the (benefit) provision for income taxes are comprised of:

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Income (loss) before income taxes: | | | |
| Domestic | $ 1,122 | $(1,133) | $1,184 |
| Foreign | 7,145 | 8,731 | 8,506 |
| | $ 8,267 | $ 7,598 | $9,690 |
| (Benefit) provision for income taxes: | | | |
| Currently payable: | | | |
| Domestic | $ 187 | $ 22 | $ (274) |
| Foreign | 1,245 | 901 | 1,200 |
| | 1,432 | 923 | 926 |
| Deferred: | | | |
| Domestic | $(1,624) | $(2,500) | $ — |
| Foreign | 2,023 | 2,535 | 2,506 |
| | 399 | 35 | 2,506 |
| Total income tax provision | $ 1,831 | $ 958 | $3,432 |

Deferred income taxes are provided on temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The principal temporary differences which give rise to deferred tax assets and liabilities at June 30, 2008 and 2007 are as follows:

| | June 30, 2008 | June 30, 2007 |
|---|---|---|
| **Deferred tax assets (liabilities):** | | |
| Foreign tax credit carryforwards | $ 6,152 | $ 2,886 |
| Foreign net operating loss carryforwards | 10,248 | 15,106 |
| Domestic net operating loss carryforwards | 300 | 3,789 |
| Capital loss carryforwards | 218 | 236 |
| Inventories | 1,140 | 1,103 |
| Pension/deferred compensation | 2,638 | 2,317 |
| Restructuring and FAS 141 liabilities | — | 796 |
| Identifiable intangibles | (2,241) | (2,505) |
| Other deferred tax assets, individually less than 5% | 1,873 | 1,717 |
| Other deferred tax liabilities, individually less than 5% | (83) | (993) |
| Net deferred tax asset | 20,245 | 24,452 |
| Valuation allowance | (11,890) | (15,879) |
| Total net deferred tax assets | $ 8,355 | $ 8,573 |

At June 30, 2008, net operating loss carryforwards of $52,806 and $833, respectively, may be available to reduce future foreign and domestic taxable income. The majority of the Company's foreign net operating loss ("NOL") carry-forwards have an indefinite carry-forward period, while the domestic NOLs begin to expire in June 2022. In addition, as of June 30, 2008, the Company has indefinite foreign capital loss carry-forwards available in the amount of $779.

The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." The change in the valuation allowance for the period ended June 30, 2008 primarily reflects the reversal of a portion of the valuation allowance for the net deferred tax assets associated with the Company's U.S. operations (approximately $1,640), net of the establishment of valuation allowance associated with certain foreign affiliates (approximately $548). The reversal of this valuation allowance is based upon the U.S. operations historical operating performance and expectation that the U.S. will generate sufficient taxable income in future periods to realize a portion of the tax benefits associated with foreign tax credit carryforwards. The remaining change in the valuation allowance was due to changes in deferred tax assets on which there was valuation allowance.

The Company has not had to provide for income taxes on $28,238 of cumulative undistributed earnings of subsidiaries outside the United States because of the Company's intention to indefinitely reinvest those earnings.

At the beginning of the first quarter of the fiscal year ending June 30, 2008, the Company adopted the provisions of FIN 48. Upon adoption of FIN 48, the Company recognized an increase of $2,418 in the liability for unrecognized tax benefits, which was accounted for as a decrease to the beginning balance of retained earnings. As of the date of adoption, and after the impact of recognizing the decrease in liability noted above, the Company's unrecognized tax benefits totaled $4,617, including $2,719 of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate. On June 30, 2008, the Company's unrecognized tax benefits totaled $4,855, including $2,957 of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate.

Where applicable, the Company recognizes potential accrued interest and penalties related to unrecognized tax benefits from its global operations in income tax expense. During the fiscal year ending June 30, 2008, the Company accrued $16 in potential interest and penalties associated with uncertain tax positions. In conjunction with the adoption of FIN 48, the Company recognized $194 of interest and penalties. To the extent interest and penalties are accrued in the Company's income tax expense, such amounts, if reversed, will reduce the effective income tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties associated with uncertain tax positions, is as follows:

| | Year Ended June 30, 2008 |
|---|---|
| | (In thousands) |
| Balance as of June 30, 2007 | $4,617 |
| Additions based on tax positions related to the current year | 238 |
| Balance as of June 30, 2008 | $4,855 |

The Company conducts its business globally and, as a result, the Company or one or more of its subsidiaries files income tax returns in the U.S. and various state and foreign jurisdictions. The Company is subject to ongoing tax examinations and assessments in such major jurisdictions as the U.S., Germany, Sweden and Japan. The earliest year for which the Company or its affiliates are subject to examination by tax authorities is the tax year 2000. The Company does not expect there will be any significant changes in the amount of unrecognized tax benefits within the next twelve months.

The reconciliation of the computed "expected" provision (determined by applying the United States Federal statutory income tax rate of 34% to income before income taxes) to the actual tax provision is as follows:

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Computed "expected" tax provision | $ 2,811 | $ 2,583 | $3,295 |
| Permanent differences | 10 | 618 | 718 |
| Foreign income taxed at rates other than the U.S. statutory rate | (8) | 210 | 153 |
| Change in deferred tax asset valuation allowance, net of changes in other reserves | (1,092) | (2,332) | (757) |
| Other reconciling items | 110 | (121) | 23 |
| Total income tax provision | $ 1,831 | $ 958 | $3,432 |

**Note 10 — Common Stock:**

Except with respect to the election or removal of Directors, and certain other matters with respect to which Delaware law requires each class to vote as a separate class, the holders of the Company's Class A Common Stock ("Class A") and Class B Common Stock ("Class B") vote as a single class on all matters, with each share of Class A having one vote per share and each share of Class B having ten votes per share.

With respect to the election of Directors, the holders of Class A, voting as a separate class, are entitled to elect 25% of the total number of Directors (or the nearest higher whole number) constituting the entire Board of Directors. The holders of Class B, voting as a separate class, are entitled to elect the remaining Directors, so long as the number of outstanding shares of Class B is equal to at least 12.5% of the number of outstanding shares of both classes of Common Stock as of the record date of the Company's Annual Meeting. If the number of outstanding shares of Class B is less than 12.5% of the total number of outstanding shares of both classes of Common Stock as of the record date of the Company's Annual Meeting, the remaining directors are elected by the holders of both classes of Common Stock voting together as a single class, with the holders of Class A having one vote per share and the holders of Class B having ten votes per share. As of June 30, 2008, the number of outstanding shares of Class B constituted approximately 7.5% of the total number of outstanding shares of both classes of Common Stock.

Class A has no conversion rights; however, Class B is convertible into Class A on a one-for-one basis. In addition, no dividend in cash or property may be declared or paid on shares of Class B without a dividend being declared or paid on shares of Class A of at least 105% of the dividend declared or paid on shares of Class B.

In November 1999, the Company initiated its most recent stock repurchase program. Under the program, the Company is authorized to utilize up to $5,000 to repurchase Class A shares. As of June 30, 2008, 1,107,395 shares of Class A had been repurchased for $2,481. During the fiscal year ended June 30, 2008 a total of 289,095 shares of Class A were repurchased for $760.

**Note 11 — Stock Based Compensation:**

Stock based incentive awards are provided under the terms of the Company's plans:

The 1986 Stock Option Plan, as amended and restated (the "1986 Plan"), allowed for the granting, at fair market value on the date of grant, of incentive stock options, non-qualified stock options, and tandem Stock Appreciation Rights ("SARS") to key employees for up to a total of 2,220,000 and 590,000 shares of Class A and Class B, respectively. All options became exercisable in three equal annual installments commencing on the second anniversary of the date of grant. Unexercised options terminate no later than ten years from the date of grant. The 1986 Plan was terminated on October 14, 1996.

The 1990 Directors' Stock Option Plan (the "1990 Plan") provided for the granting, at fair market value on the date of grant, of non-qualified stock options to purchase up to a total of 100,000 shares of Class A and Class B to members of the Company's Board of Directors who are not employees ("Eligible Directors") of the Company. Grants were made on the third business day subsequent to each Annual Meeting of Stockholders to each Eligible Director for 1,000 shares of Class A and Class B in proportion to the number of shares of each such class then outstanding. Options granted under the 1990 Plan became exercisable twelve months after the date of grant. Unexercised options terminated nine months after termination of service of an Eligible Director. The 1990 Plan was terminated on November 12, 1998 in connection with the approval of the 1998 Non-Employee Directors' Stock Option Plan (the "1998 Plan"); however, outstanding options under the 1990 Plan continue to be subject to the terms thereof.

The 1996 Stock Option Plan, as amended and restated (the "1996 Plan") allows for the granting, at fair market value on the date of grant, of incentive stock options, non-qualified stock options, and tandem SARS to employees and Eligible Directors for up to a total of 1,875,000 shares of Class A. Terms of grants under the 1996 Plan were similar to those under the 1986 Plan with regard to the exercise and termination of options. The 1996 Plan terminated on November 18, 2006; however, outstanding options under the 1996 Plan continue to be subject to the terms thereof.

The 1998 Non-Employee Directors' Stock Option Plan provided for the granting, at fair market value on the date of grant, of options to Eligible Directors to purchase up to an aggregate of 250,000 shares of Class A. Under the 1998 Plan, each year, each Eligible Director received a grant of options to purchase 3,000 shares of Class A. The options vested one-third per year on each succeeding anniversary of the date of grant. Unexercised options terminate no later than ten years from the date of grant. The 1998 Plan was terminated on November 21, 2002; however, outstanding options under the 1998 Plan will continue to be subject to the terms thereof.

The 2005 Equity Compensation Plan (the "2005 Plan") was approved by the Company's Board of Directors in October 2005 and by its stockholders in November 2005. The 2005 Plan provides for the granting of a variety of awards to the Company's employees, Eligible Directors and others who provide services to the

Company, including stock-based incentives and cash-based incentives. The maximum aggregate number of shares that may be delivered to participants or their beneficiaries pursuant to all awards granted under the 2005 Plan is 1,200,000. During fiscal year 2008, an aggregate of 395,848 restrictive stock/units and stock options were issued under the 2005 Plan. Canceled awards during fiscal year 2008 totaled 16,000, and will become available for future grants. Unless otherwise set forth in an award agreement, awards granted as an option to purchase shares shall vest in three equal annual installments commencing on the second anniversary of the date of such grant. Awards granted as restricted stock/units have restrictions that lapse in three equal annual installments commencing on the first anniversary of the date of such award.

At June 30, 2008, the aggregate number of shares available for future grants under all the Company's share-based compensation plans is 476,219.

Compensation expense recorded for all of the Company's share-based compensation plans for the fiscal years, 2008, 2007 and 2006 was $1,031, $782 and $466, respectively. The tax benefit related to this compensation expense for the fiscal years 2008, 2007 and 2006 was $336, $135 and $91.

***Stock Options***

The following table summarizes activity under the plans during 2008, 2007 and 2006.

| | The 1986 Plan | | | | | The 1990 Plan | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Weighted Average Price | | | | | Weighted Average Price | |
| | Class A | Class B | Option Price Range | A | B | Class A | Class B | Option Price Range | A | B |
| Outstanding at June 30, 2005 | 183,000 | 105,000 | | $4.21 | $6.72 | 8,055 | 945 | | $4.40 | $5.48 |
| Granted | | | | | | | | | | |
| Canceled | (97,000) | (105,000) | $3.00-$5.62 | $5.28 | $6.72 | (2,694) | (306) | $5.50-$6.88 | $5.50 | $6.88 |
| Exercised | (46,000) | | $ 3.00 | $3.00 | | (894) | (106) | $2.56-$3.20 | $2.56 | $3.20 |
| Outstanding at June 30, 2006 | 40,000 | 0 | $ 3.00 | $3.00 | | 4,467 | 533 | $2.56-$6.41 | $4.10 | $5.13 |
| Granted | | | | | | | | | | |
| Canceled | | | | | | | | | | |
| Exercised | (40,000) | | $ 3.00 | $3.00 | | (1,788) | (212) | $2.56-$3.20 | $2.56 | $3.20 |
| Outstanding at June 30, 2007 | 0 | 0 | | | | 2,679 | 321 | $5.12-$6.41 | $5.12 | $6.41 |
| Granted | | | | | | 0 | 0 | $ 0.00 | $0.00 | $0.00 |
| Canceled | | | | | | (893) | (321) | $5.13-$6.41 | $5.13 | $6.41 |
| Exercised | | | | | | (1,786) | 0 | $ 5.13 | $5.13 | $6.41 |
| Outstanding at June 30, 2008 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | $ 0.00 | $0.00 | $0.00 |
| Exercisable at June 30, 2008 | 0 | 0 | $ 0.00 | $0.00 | $0.00 | 0 | 0 | $ 0.00 | $0.00 | $0.00 |

| | The 1996 Plan | | | | | The 1998 Plan | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Weighted Average Price | | | | | Weighted Average Price | |
| | Class A | Class B | Option Price Range | A | B | Class A | Class B | Option Price Range | A | B |
| Outstanding at June 30, 2005 | 1,275,667 | 0 | $0.58-$5.50 | $2.36 | $0.00 | 39,000 | 0 | $1.13-$5.50 | $2.48 | $0.00 |
| Granted | 105,000 | | $ 4.49 | $4.49 | | | | | | |
| Canceled | (10,500) | | $1.05-$5.50 | $2.32 | | | | | | |
| Exercised | (153,664) | | $0.82-$5.50 | $1.79 | | | | | | |
| Outstanding at June 30, 2006 | 1,216,503 | 0 | $0.58-$5.60 | $2.61 | $0.00 | 39,000 | 0 | $1.13-$5.50 | $2.48 | $0.00 |
| Granted | 140,000 | | $4.90-$4.95 | $4.90 | | | | | | |
| Canceled | (79,168) | | $1.93-$5.50 | $3.26 | | | | | | |
| Exercised | (339,665) | | $0.58-$3.41 | $1.87 | | (9,000) | | $1.13-$2.25 | $1.63 | |
| Outstanding at June 30, 2007 | 937,670 | 0 | $0.58-$5.50 | $3.17 | $0.00 | 30,000 | 0 | $1.13-$5.50 | $2.48 | $0.00 |
| Granted | 0 | 0 | $ 0.00 | | | | | | | |
| Canceled | (66,503) | 0 | $1.93-$5.50 | $4.21 | | | | | | |
| Exercised | (33,332) | 0 | $1.93-$4.49 | $2.80 | | | | | | |
| Outstanding at June 30, 2008 | 837,835 | 0 | $0.58-$5.50 | $3.10 | $0.00 | 30,000 | 0 | $1.13-$5.50 | $2.48 | |
| Exercisable at June 30, 2008 | 591,162 | 0 | $0.58-$5.50 | $2.61 | $0.00 | 30,000 | 0 | $1.13-$5.50 | $2.00 | |

| | The 2005 Plan | | |
|---|---|---|---|
| | Class A | Option Price Range | Weighted Price |
| Outstanding at June 30, 2007 | 0 | $0.00 | $0.00 |
| Granted | 150,000 | $5.49 | $5.49 |
| Canceled | (16,000) | $5.49 | $5.49 |
| Exercised | 0 | $0.00 | $0.00 |
| Outstanding at June 30, 2008 | 134,000 | $5.49 | $5.49 |
| Exercisable at June 30, 2008 | 0 | $0.00 | $0.00 |

The aggregate intrinsic value of options exercised during the period ended June 30, 2008 was $74.

The following table summarizes information regarding stock options outstanding and exercisable at June 30, 2008:

| Options Outstanding | | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Outstanding Options | Weighted Average Remaining Contractual Life | Weighted Average Outstanding Price | Number of Exercisable Options | Weighted Average Exercisable Price |
| $0.58 - $1.50 | 153,500 | 3.6 years | $0.97 | 153,500 | $0.97 |
| $1.90 - $3.25 | 221,001 | 5.4 years | $2.12 | 221,001 | $2.12 |
| $3.41 - $4.90 | 418,334 | 6.8 years | $3.96 | 181,661 | $3.58 |
| $4.95 - $6.41 | 209,000 | 6.3 years | $5.47 | 65,000 | $5.50 |

The aggregate intrinsic value of both outstanding and exercisable options at June 30, 2008 was $294.

Total unrecognized compensation costs related to non-vested stock option awards at June 30, 2008 is $604 and is expected to be recognized over the weighted average period of approximately 2.4 years.

The Company estimates the fair value of stock options at the date of grant using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Staff Accounting Bulletin 107 (SAB 107). Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company's stock, the risk free rate and the Company's dividend yield.

The following table presents the weighted average assumptions used for options granted.

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In thousands) | |
| Option term(1) | 5 | 5 | 5 |
| Volatility(2) | 63.57 | 52.66 | 56.14 |
| Risk free rate | 4.77 | 4.77 | 4.70 |
| Dividend yield | — | — | — |
| Weighted average fair value | $ 3.18 | $ 2.49 | $ 2.39 |

(1) The option term is the number of years that the Company estimates, based on history, that options will be outstanding prior to exercise.

(2) Prior to fiscal 2006, expected volatility was based on historical volatilities over the expected terms. With the adoption of SFAS 123(R) the Company continues to determine expected volatility based on historical volatilities but has incorporated adjustments associated with an unusually volatile period from its mean-reversion analysis for fiscal years commencing with 2006.

***Restricted Stock***

During the years ended June 30, 2008 and 2007, the Company issued restricted stock shares/units. Awards granted as restricted stock/units have restrictions that lapse in three equal annual installments commencing on the first anniversary of the date of such award. Compensation expense of $754 and $391 was recognized during the period ended June 30, 2008 and 2007, respectively. The aggregate unrecognized compensation costs related to the non-vested restricted grants at June 30, 2008 was $1,446 and is expected to be recognized over a weighted-average period of approximately 2.0 years.

The following table summarizes outstanding and non-vested shares under the plan for 2008 and 2007.

| | The 2005 Plan | |
|---|---|---|
| | Restricted Stock Shares/Units | Weighted Average Grant Date Fair Value |
| Outstanding and non-vested at June 30, 2006 | 173,666 | $4.04 |
| Granted | 206,933 | $5.16 |
| Canceled | (36,666) | $4.44 |
| Vested | (57,894) | $4.04 |
| Outstanding and non-vested at June 30, 2007 | 286,039 | $4.80 |
| Granted | 245,848 | $4.75 |
| Canceled | — | $ — |
| Vested | (111,868) | $4.70 |
| Outstanding and non-vested at June 30, 2008 | 420,019 | $4.80 |

**Note 12 — Supplemental Compensation:**

In the U.S., the Company maintains the Baldwin Technology Profit Sharing and Savings Plan. The Company matches up to 5% of eligible compensation and the participants' interest in the Company's contribution vest immediately. Participant contributions are made on a weekly basis, while the Company's matching contributions are made on a quarterly basis. Employer contributions charged to income were $254, $238 and $169, respectively for the fiscal years ended June 2008, 2007 and 2006.

The assets of the plan are invested primarily in mutual funds, money market funds, and Class A Common Stock of the Company, which constituted approximately 2.5% of the total assets of the Plan at June 30, 2008.

Certain subsidiaries within Europe maintain defined contribution and/or profit sharing plans. Amounts expensed under these plans based upon the age, salary and years of service of employees covered by the plans were as follows:

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In thousands) | | |
| Baldwin Germany GmbH | $221 | $271 | $297 |
| Baldwin IVT AB | 59 | 50 | 34 |
| Baldwin Jimek AB | 77 | 82 | 58 |
| Baldwin UK Ltd. | 79 | 64 | 66 |
| Baldwin Globaltec Ltd. | 10 | 10 | 9 |
| Total expense | $446 | $477 | $464 |

In Germany, there is one pension plan covering two former employees, and the Company's Japanese subsidiary maintains a retirement plan covering all employees. These defined benefit plans provide for benefits, at maturity age, in lump sum payments on retirement or death or as a disability pension in case of disability, and are partially funded by insurance contracts. The Company also has a non-qualified Supplemental Executive Retirement Plan (SERP). The SERP, which is unfunded, provides benefits to eligible executives, based on average earnings, years of service and age at retirement or separation of employment. The Company uses a measurement date of June 30 for its defined benefits plans.

The following tables set forth the components of net periodic benefit costs, the funded status and key actuarial assumptions, and reconciliations of projected benefit obligations and fair values of plan assets of the defined benefit plans:

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In thousands) | | |
| Service Cost — benefits earned during the year | $424 | $ 978 | $ 994 |
| Interest on projected benefit obligation | 259 | 54 | 120 |
| Annual return on plan assets | (2) | (16) | (4) |
| Amortization of transition obligation | — | (3) | 14 |
| Amortization of net actuarial (gain) | (10) | (3) | (23) |
| Net periodic pension expense | $671 | $1,010 | $1,101 |

| | For the Years Ended June 30, | |
|---|---|---|
| | 2008 | 2007 |
| | (In thousands) | |
| Change in benefit obligation: | | |
| Projected benefit obligation — beginning of year | $ 7,634 | $ 7,454 |
| Service cost — benefits earned during the year | 437 | 968 |
| Interest on projected benefit obligation | 300 | 55 |
| Actuarial (gain) loss | 443 | (209) |
| Benefits paid | (859) | (546) |
| Foreign currency rate changes | 645 | (88) |
| Projected benefit obligation — end of year | $ 8,600 | $ 7,634 |
| Change in plan assets: | | |
| Fair value of plan assets — beginning of year | $ 1,514 | $ 1,372 |
| Actual return on plan assets | 19 | 11 |
| Contributions to the plan | 793 | 799 |
| Benefits paid | (863) | (546) |
| Foreign currency rate changes | 246 | (122) |
| Fair value of plan assets — end of year | 1,709 | 1,514 |
| Funded status at year end | $ (6,891) | $ (6,120) |
| Components of above amounts: | | |
| Accrued expenses | $ (181) | $ (112) |
| Accrued benefit liability (noncurrent) | (6,710) | (6,008) |
| Total | $ (6,891) | $ (6,120) |
| Amounts included in AOCL: | | |
| Actuarial losses | $ (415) | $ (76) |
| Amount expected to be recognized during next fiscal year actuarial gain | $ 6 | $ 8 |
| Accumulated benefit obligation | $ 8,040 | $ 7,226 |
| Weighted average actuarial assumptions: | | |
| Discount rate | 1.75%-6.00% | 1.75%-5.25% |
| Rate of increase in compensation levels | 0.00%-3.00% | 0.00%-3.00% |
| Expected rate of return on plan assets | 1.00%-4.10% | 1.00%-4.10% |

Undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter are as follows:

| Fiscal Years Ending June 30, | Amount |
|---|---|
| | (In thousands) |
| 2009 | $ 679 |
| 2010 | $ 528 |
| 2011 | $ 826 |
| 2012 | $ 605 |
| 2013 | $ 763 |
| Aggregate for 2014 through 2017 | $3,704 |

The amount expected to be contributed by the Company to its defined benefit pension plans during fiscal year 2009 is approximately $337.

**Note 13 — Restructuring:**

*FY2008 Plan*

On December 1, 2007, the Company committed to the principal features of a plan to restructure and achieve operational efficiencies in Germany. Actions under the plan commenced in December 2007 and were substantially complete at June 30, 2008. Payments are expected to continue through the first quarter of fiscal year ending June 30, 2009.

| | Initial Reserve | Payments Against Reserve | Balance at June 30, 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Restructuring costs: | | | |
| Employee termination costs | $960 | $(398) | $562 |
| Total restructuring costs | $960 | $(398) | $562 |

*FY2007 Plan*

Activity related to the December 20, 2006 restructuring plan designed to achieve operational efficiencies and eliminate redundant costs and achieve greater efficiency in sales, marketing and operational activities is as follows:

| | Initial Reserve | Payments Against Reserve for the Fiscal Year Ended June 30, 2007 | Balance at June 30, 2007 | Payments Against Reserve for the Fiscal Year Ended June 30, 2008 | Balance at June 30, 2008 |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Restructuring costs: | | | | | |
| Employee termination costs | $810 | $(504) | $306 | $(306) | $0 |
| Contract termination costs | 72 | — | 72 | (72) | 0 |
| Other associated costs | 112 | (29) | 83 | (83) | 0 |
| Total restructuring costs | 994 | $(533) | $461 | $(461) | $0 |

Actions under the plan were substantially completed at June 30, 2007 with payments completed by June 30, 2008.

**Note 14 — Acquisitions:**

On November 21, 2006, the Company completed the acquisition of Oxy-Dry Corporation, a producer of accessories and controls for the printing industry. The acquisition strengthens the Company's presence in its core market of accessories and controls by affording it the ability to provide a broader range of product offerings to its customers. Aggregate consideration paid, in cash, at closing, to the holders of all outstanding shares of MTC Trading Company, which owned all of the outstanding shares of capital stock of Oxy-Dry, consisted of a purchase price of approximately $18,000 working capital and other contract related adjustments of $1,077, subject to post closing adjustments and $1,692 in fees and expenses.

The table below represents the allocation of the unadjusted total consideration to the Oxy-Dry tangible and identifiable intangible assets and liabilities based on the Company's assessment of their respective fair values as of the date of acquisition. The Company and sellers have not agreed on the finalization of the purchase price and, in accordance with the stock purchase agreement, intend to arbitrate the finalization of the purchase price. The resolution of the arbitration could ultimately increase or decrease the cash paid by the Company to the shareholders of MTC Trading Company, the owner of all of the capital stock of Oxy-Dry and the Oxy-Dry goodwill recorded on the books of the Company as a result of the acquisition.

| | (In thousands) |
|---|---|
| Cash | $ 2,287 |
| Accounts receivable | 7,136 |
| Inventory | 5,905 |
| Other assets | 914 |
| Property, plant and equipment | 2,149 |
| Identifiable intangible assets | 6,745 |
| Accounts payable | (1,723) |
| Deposits | (2,156) |
| Accrued expenses(a) | (9,327) |
| Liabilities assumed | (3,000) |
| Deferred taxes | (486) |
| Other liabilities | (1,151) |
| Total fair value of net assets acquired | 7,293 |
| Goodwill(b) | $13,476 |

(a) Reflects adjustment to original purchase price allocation ($860) primarily due to warranty related issues.

(b) Reflects adjustment to original purchase price allocation primarily for additional accrued expenses (primarily warranty $860) and additional capitalized transaction costs ($298).

Identifiable intangibles include product technology, $4,499 (15 year life), trade name $1,645 (30 year life), customer relationships $528 (13 year life), and non-compete agreements $73 (5 year life). Additionally, there is no amount of tax deductible goodwill.

On December 20, 2006, the Company committed to the principal features of a plan to restructure and integrate the operations of MTC Corporation and its wholly-owned subsidiary Oxy-Dry Corporation. The objective was to achieve operational efficiencies and eliminate redundant costs resulting from the acquisition as well as to achieve greater efficiency in sales, marketing, administrative and operational activities, primarily in Germany, the United States and the United Kingdom. In particular, the U.S. and U.K. plan involves consolidation of former Oxy-Dry leased locations into existing Company locations, and elimination of redundant manufacturing and support personnel. In Germany, the plan consists of consolidation and elimination of support functions while maintaining the former Oxy-Dry manufacturing location. The actions under the plan commenced during December 2006 and were substantially complete by the end of fiscal year 2007. The liabilities recognized in connection with the acquisition include $2,300 of employee termination and associated costs and $700 of facilities and other one-time costs included in other accounts payable and accrued liabilities. The results of the acquisition of Oxy-Dry have been included in the consolidated financial statements since the date of acquisition.

On April 10, 2007, the Company completed the acquisition of Hildebrand Systeme GmbH ("Hildebrand"), a leader in the field of high performance web cleaning systems. Aggregate consideration paid, at closing consisted of a purchase price of approximately $2,290 and $214 in fees and expenses. Identifiable intangibles include product technology $939 (15 year life), customer relationships $105 (12 year life) and non-compete agreements $20 (5 year life). Fair value of net assets acquired was $1,082 and goodwill totaled $1,422. The results of the acquisition of Hildebrand have been included in the consolidated financial statements since the date of acquisition.

The following unaudited pro forma consolidated financial information reflects the results of operations, including Oxy-Dry, for the twelve months ended June 30, 2007 and 2006 as if the acquisition had occurred at the beginning of each period, after giving effect to certain purchase accounting adjustments, including assumed amortization of acquired intangibles and higher interest expense due to higher debt level. Hildebrand is excluded from the pro forma presentation as it is not material. These pro forma results are not necessarily indicative of what the Company's operating results would have been had the acquisition actually taken place at the beginning of each period.

| | For the Twelve Months Ended June 30, | |
|---|---|---|
| | 2007 | 2006 |
| | (Unaudited) (In thousands, except per share data) | |
| Revenue | $215,337 | $218,487 |
| Net income | $ 4,543 | $ 4,454 |
| Income per share — basic | $ 0.30 | $ 0.30 |
| Income per share — diluted | $ 0.29 | $ 0.28 |

## Note 15 — Goodwill and Other Intangible Assets:

The changes in the carrying amount of goodwill for each of the fiscal years ended June 30, 2008 and 2007 are as follows:

Activity in the fiscal year ended June 30, 2008 was as follows:

| | Gross Carrying Amount | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| | | (In thousands) | |
| Balance as of July 1, 2007 | $28,034 | $3,293 | $24,741 |
| Purchase of Oxy-Dry | 1,202 | — | 1,202 |
| Purchase of Hildebrand | 148 | — | 148 |
| Effects of currency translation | 2,132 | 472 | 1,660 |
| Balance as of June 30, 2008 | $31,516 | $3,765 | $27,751 |

Activity in the fiscal year ended June 30, 2007 was as follows:

| | Gross Carrying Amount | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| | | (In thousands) | |
| Balance as of June 30, 2006 | $14,478 | $3,419 | $11,059 |
| Purchase of Oxy-Dry | 12,263 | — | 12,263 |
| Effects of currency translation | 1,274 | — | 1,274 |
| Effects of currency translation | 19 | (126) | 145 |
| Balance as of June 30, 2007 | $28,034 | $3,293 | $24,741 |

Intangible assets subject to amortization were comprised of the following:

| Intangible Assets: | Amortization Period (Years) | As of June 30, 2008 Gross Carrying Amount | As of June 30, 2008 Accumulated Amortization | As of June 30, 2007 Gross Carrying Amount | As of June 30, 2007 Accumulated Amortization |
|---|---|---|---|---|---|
| | | (In thousands) | | (In thousands) | |
| Patents and Trademarks | 15-20 | $10,215 | $5,868 | $ 8,390 | $5,412 |
| Customer relationships | 2-13 | 633 | 88 | 633 | 25 |
| Trademarks | 30 | 1,645 | 90 | 1,645 | 35 |
| Existing product technology | 15 | 5,438 | 548 | 5,438 | 186 |
| Non-compete/solicitation agreements | 5 | 93 | 26 | 93 | 7 |
| Other | 5-30 | 2,025 | 1,480 | 1,578 | 943 |
| Total | | $20,049 | $8,100 | $17,777 | $6,608 |

The weighted average life for intangible assets at June 30, 2008 was 14 years. Amortization expense was $1,182 for the fiscal year ended June 30, 2008, $844 for the fiscal year ended June 30, 2007 and $488 for the fiscal year ended June 30, 2006.

Estimated amortization expense for each of the five succeeding fiscal years is as follows:

| Fiscal Years Ending June 30, | Amount |
|---|---|
| | (In thousands) |
| 2009 | $1,335 |
| 2010 | $1,175 |
| 2011 | $1,054 |
| 2012 | $ 973 |
| 2013 | $ 952 |

## Note 16 — Commitments and Contingencies:

Future minimum annual lease payments under capital leases are as follows at June 30, 2008:

| Fiscal Years Ending June 30, | Amount |
|---|---|
| | (In thousands) |
| 2009 | 146 |
| 2010 | 129 |
| 2011 | 83 |
| 2012 | 3 |
| 2013 | — |
| Present value of minimum lease payments (net of $19 with interest) | $361 |

At June 30, 2008, $215 ($104 at June 30, 2007) was included in "Other long-term liabilities" representing the long-term portion of the present value of minimum lease payments, and $146 ($53 at June 30, 2007) was included in "Other accounts payable and accrued liabilities" representing the current portion of the present value of minimum lease payments. At June 30, 2008, the gross asset totaled $508, with accumulated depreciation of $147.

Rental expense on operating leases amounted to approximately $6,696, $5,659 and $4,602 for the years ended June 30, 2008, 2007 and 2006, respectively. Aggregate future annual rentals under noncancellable operating leases for periods of more than one year at June 30, 2008 are as follows:

| Fiscal Years Ending June 30, | Amount (In thousands) |
|---|---|
| 2009 | $6,860 |
| 2010 | $5,166 |
| 2011 | $3,408 |
| 2012 | $2,521 |
| 2013 | $2,102 |
| 2014 and thereafter | $7,592 |

Quebecor World (Quebecor), a customer of the Company, filed for protection under the bankruptcy laws of Canada and the U.S. in January 2008. The Company has accounts receivable from Quebecor of approximately $500,000. At this time, the Company cannot estimate whether there will be any loss on its receivables from Quebecor. As a result, no provision for loss on the receivables has been recorded at June 30, 2008. The Company will continue to monitor and assess the need for a loss provision.

### Note 17 — Related Parties:

Samuel B. Fortenbaugh III, a Director of the Company since 1987, has rendered legal services to the Company since September 2002. During the fiscal year ended June 30, 2008, the Company paid $171 ($211 and $86 for the fiscal years ended June 30, 2007 and 2006, respectively) to Mr. Fortenbaugh for legal services rendered.

Akira Hara, a Director of the Company since 1989, is currently a strategic advisor to the Company and Chairman of Baldwin Japan Limited, a wholly-owned subsidiary of the Company. Mr. Hara, as strategic advisor, receives compensation of approximately $60 per year. In addition, Mr. Hara is also eligible to receive benefits under a non-qualified supplemental executive retirement plan, which expires in 2015 or upon his death whichever occurs later. The estimated annual benefit payable to him under this supplemental plan is approximately $136.

### Note 18 — Warranty Costs:

The Company's standard contractual warranty provisions are to repair or replace, product that is proven to be defective. The Company estimates its warranty costs as a percentage of revenues on a product by product basis, based on actual historical experience within the Company. Hence, the Company accrues estimated warranty costs, reported in "other accounts payable and accrued liabilities", at the time of sale. In addition, should the Company become aware of a specific potential warranty claim, a specific charge is recorded and accounted for separate from the percent of revenue discussed above.

| | Warranty Amount (In thousands) |
|---|---|
| Warranty reserve at June 30, 2006 | $ 3,049 |
| Additional warranty expense accruals | 3,535 |
| Payments against reserve | (4,231) |
| Acquired Oxy-Dry accrual | 2,382 |
| Effects of currency rate fluctuations | 85 |
| Warranty reserve at June 30, 2007 | $ 4,820 |
| Additional warranty expense accruals | 4,343 |
| Payments against reserve | (6,220) |
| Acquired Oxy-Dry accrual | 1,689 |
| Effects of currency rate fluctuations | 789 |
| Warranty reserve at June 30, 2008 | $ 5,421 |

### Note 19 — Legal Proceedings:

Baldwin is involved in various legal proceedings from time to time, including actions with respect to commercial, intellectual property and employment matters. The Company believes that it has meritorious defenses against the claims currently asserted against it and intends to defend them vigorously. However, the outcome of litigation is inherently uncertain, and the Company cannot be sure that it will prevail in any of the cases currently in litigation. The Company believes that the ultimate outcome of any such cases will not have a material adverse effect on its results of operations, financial position or cash flows; however, there can be no assurances that an adverse determination would not have a material adverse effect on the Company.

Baldwin brought a patent infringement case against Siebert in 2002 before the U.S. District Court for the Northern District of Illinois, alleging infringement of several of Baldwin's U.S. Patents. During 2006, the District Court granted summary judgment of non-infringement to Siebert on Baldwin's RE35,976 Patent. During 2007, the District Court granted summary judgment of non-infringement to Siebert on Baldwin's U.S. Patent 5,974,976. Baldwin appealed both rulings to the Federal Circuit. On January 15, 2008, the United States Court of Appeals for the Federal Circuit rendered its decision in the matter of *Baldwin Graphic Systems, Inc. v. Siebert, Inc.* The Federal Circuit affirmed the lower court's decision of summary judgment on the RE35,976 Patent, reversed the summary judgment decision on Patent 5,974,976, and remanded back to the lower court for further proceedings. Siebert again moved for summary judgment, which the District Court granted on August 27, 2008, invalidating Patent 5,974, 976 as obvious and indefinite. Baldwin has appealed that decision to the United States Court of Appeals for the Federal Circuit.

On November 14, 2002, the Dusseldorf Higher Regional Court ("DHRC") announced its judgment in favor of Baldwin in a patent infringement dispute against its competitor, technotrans AG ("Technotrans"). Technotrans filed an appeal of the DHRC ruling with the German Supreme Court in Karlsruhe. Technotrans also filed to revoke the Company's patent with the Federal Patent Court in Munich, Germany. On July 21, 2004, the German Federal Patent Court upheld the validity of the Company's patent. Technotrans has also appealed that judgment to the German Supreme Court in Karlsruhe. That court has not yet reached a decision on either of those appeals. No amounts have been recorded in the consolidated financial statements with regard to the potential contingent gain from the DHRC judgment. On May 18, 2005, Baldwin Germany GmbH of Augsburg, Germany, a subsidiary of Baldwin Technology Company, Inc. filed suit in the Regional Court of Dusseldorf, Germany against Technotrans, claiming damages of 32,672,592 Euro (approximately $50,000,000) as a result of the patent infringement. The Dusseldorf Court suspended proceedings in the damages claim until such time as a decision is reached by the German Supreme Court in Karlsruhe on the appeal of the DHRC decision. That appeal has been suspended until the Supreme Court rules on the invalidity action, which decision is expected some time in 2009.

### Note 20 — Additional Balance Sheet Detail

| Other Accounts Payable and Accrued Liabilities | As of June 30, 2008 | As of June 30, 2007 |
|---|---|---|
| | (In thousands) | |
| Warranty (see Note 18 — Warranty Costs) | $ 5,421 | $ 4,820 |
| Commissions | 1,197 | 1,107 |
| Restructuring reserve (see Note 13 — Restructuring) | 562 | 461 |
| Integration reserve (see Note 14 — Acquisitions) | 319 | 1,847 |
| Installation reserve | 832 | 1,183 |
| Deferred revenue | 206 | 1,338 |
| Other | 6,563 | 6,803 |
| | $15,100 | $17,559 |

| Other Long-Term Liabilities | As of June 30, 2008 | As of June 30, 2007 |
|---|---|---|
| | (In thousands) | |
| Non-current income tax liabilities | $ 2,951 | $4,979 |
| Supplemental Compensation (see Note 12) | 6,710 | 6,008 |
| Phantom Equity | 1,290 | 1,217 |
| Other | 1,008 | 1,063 |
| | $11,959 | $8,288 |

**Note 21 — Quarterly Financial Data (unaudited):**

Summarized unaudited quarterly financial data for the fiscal years ended June 30, 2008 and 2007 are as follows (in thousands, except per share data):

| | Quarter | | | |
|---|---|---|---|---|
| Fiscal Year Ended June 30, 2008 | First | Second | Third | Fourth |
| Net sales | $53,929 | $57,931 | $59,200 | $65,270 |
| Cost of goods sold | 36,683 | 39,963 | 40,709 | 44,230 |
| Gross profit | 17,246 | 17,968 | 18,491 | 21,040 |
| Operating expenses | 14,094 | 15,536 | 15,910 | 17,305 |
| Restructuring(1) | — | 960 | — | — |
| Interest expense, net | 702 | 725 | 821 | 696 |
| Other (income) expense, net | 72 | (27) | (17) | (299) |
| Income before income taxes | 2,378 | 774 | 1,777 | 3,338 |
| Provision (benefit) for income taxes(2) | 1,339 | 510 | (219) | 201 |
| Net income | $ 1,039 | $ 264 | $ 1,996 | $ 3,137 |
| Net income per share: | | | | |
| Net income per share — basic | $ 0.07 | $ 0.02 | $ 0.13 | $ 0.20 |
| Net income per share — diluted* | $ 0.07 | $ 0.02 | $ 0.13 | $ 0.20 |
| Weighted average shares outstanding: | | | | |
| Basic | 15,435 | 15,486 | 15,496 | 15,356 |
| Diluted | 15,872 | 15,866 | 15,671 | 15,510 |

* net income per share in each quarter is computed using the weight-average number of shares outstanding during the quarter while net income per share for the full fiscal year is computed using the weighted average number of shares outstanding during the fiscal year. Thus, the sum of the four quarter's net come per share does not equal the full fiscal year.

(1) See Note 13 regarding details of restructuring expense

(2) Third and Fourth quarters reflect reversal of a portion of the U.S. Valuation Allowance ($1,225 in Q3 and $415 in Q4). See Note 9.

BALDWIN TECHNOLOGY COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

| Fiscal Year Ended June 30, 2007(1) | Quarter | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| Net sales | $43,207 | $48,168 | $53,211 | $56,891 |
| Cost of goods sold | 28,945 | 32,550 | 35,774 | 38,434 |
| Gross profit | 14,262 | 15,618 | 17,437 | 18,457 |
| Operating expenses | 12,147 | 12,913 | 14,275 | 15,532 |
| Restructuring(2) | — | 994 | — | — |
| Interest expense, net(3) | 193 | 502 | 705 | 662 |
| Other (income) expense, net | (226) | 175 | 220 | 84 |
| Income before income taxes | 2,148 | 1,034 | 2,237 | 2,179 |
| Provision (benefit) for income taxes(4) | 822 | 632 | 941 | (1,437) |
| Net income | $ 1,326 | $ 402 | $ 1,296 | $ 3,616 |
| Net income per share: | | | | |
| Net income per share — basic | $ 0.09 | $ 0.03 | $ 0.09 | $ 0.24 |
| Net income per share — diluted | $ 0.08 | $ 0.03 | $ 0.08 | $ 0.23 |
| Weighted average shares outstanding: | | | | |
| Basic | 15,003 | 15,097 | 15,203 | 15,377 |
| Diluted | 15,726 | 15,695 | 15,697 | 15,749 |

(1) Results of operations include the results of Oxy-Dry from November 21, 2006 and Hildebrand from April 11, 2007.

(2) See Note No. 13 regarding details of restructuring expense.

(3) Interest expense results from higher debt levels associated with the new credit agreement. See Note No. 10.

(4) Fourth quarter reflects partial reversal of U.S. valuation allowance $2,500. See Note No. 9.

### Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Information regarding the Company's change in accountants during fiscal year 2007 is incorporated herein by reference to Item 4.01 of Form 8-K filed on November 20, 2006 and Form 8-K filed on November 28, 2006. There were no disagreements related to the change in accountants.

### Item 9A. *Controls and Procedures*

**(a) Evaluation of disclosure controls and procedures**

With the participation of the Chief Executive Officer and Chief Financial Officer, the Company's management evaluated the effectiveness of Baldwin's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of June 30, 2008. As a result, management has concluded that Baldwin's disclosure controls and procedures were not as effective as of June 30, 2008 as they should have been, and there was a material weakness in internal control over financial reporting. As more fully described below, the Company is in the process of addressing this deficiency.

**(b) Management's report on internal controls over financial reporting.**

Baldwin's management is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's internal control system was designed to provide reasonable assurance of the reliability of Baldwin's financial reporting and preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company assessed the effectiveness of its internal control over financial reporting as of June 30, 2008 utilizing the criteria established in *Internal Control — Integrated Framework* set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, Baldwin's management has identified as a material weakness in internal control as of June 30, 2008 that it has insufficient staffing of accounting personnel commensurate with the Company's global financial reporting requirements and the complexity of the Company's operations and transactions. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the inadequate level of staffing, the following non-routine transactions had not been recorded properly, and adjustments in the financial statements were made where required: i) contributions to a Company sponsored trust, initially reported as cash and cash equivalents, were reclassified as other assets, ii) EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, had not been followed in recording revenue on one contract, which resulted in an overstatement of sales by $1,030 and overstatement of cost of sales by $1,000, iii) the Company reversed $397 of revenue and $286 of cost of sales on one bill and hold transaction, as all of the revenue recognition criteria were deemed not to have been met, and iv) an opening balance error made in the computation of the amount of valuation allowance release was corrected and the Company's methodology for determining inventory obsolescence in the U.S. and Japan were deemed to be inadequate. Management does not believe that this material weakness has an impact on the Company's internal controls over financial reporting as it relates to the recording of more routine day-to-day transactions.

**(c) Changes in internal controls-Remediation Plan**

As noted in Management's Report on Internal Control Over Financial Reporting, management has concluded that the Company had insufficient accounting personnel commensurate with the Company's global financial reporting requirements and the complexity of the Company's operations and transactions. Management is in the process of performing a comprehensive review of its accounting resources, and based on the results of that review may hire additional experienced, skilled finance professionals. The Company has hired an experienced, skilled

Controller in its Japan subsidiary and in its U.S. subsidiary as well as an experienced and skilled Global Tax Director in the United States. In addition, the Company will increase the level of review and discussion on complex and judgmental accounting matters.

This annual report does not include an attestation report of Baldwin's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Baldwin's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits Baldwin to provide only management's report in this annual report.

### Item 9B. *Other Information*

None.

## PART III

### Items 10, 11, 12, 13

Information required under these items is contained in the Company's 2008 Proxy Statement, which will be filed with the Securities and Exchange Commission within 120 days after the close of the Company's fiscal year-end; accordingly, this information is therefore incorporated herein by reference.

### Item 14. *Principal Accounting Fees and Services*

Information concerning fees billed by Grant Thornton LLP, Baldwin's independent registered public accounting firm during the fiscal years ended June 30, 2008 and 2007 is incorporated herein by reference to Baldwin's Proxy Statement.

## PART IV

### Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) Financial statements required by Item 15 are listed in the index included in Item 8 of Part II.

(a)(2) The following is a list of financial statement schedules filed as part of this Report:

| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm on Financial Statements | 66 |
| Schedule II — Valuation and Qualifying Accounts | 67 |

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(a)(3) The following is a list of all exhibits filed as part of this Report:

## INDEX TO EXHIBITS

3.1 Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 4, 1986. Filed as Exhibit 3.1 to the Company's registration statement (No. 33-10028) on Form S-1 and incorporated herein by reference.

3.2 Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 21, 1988. Filed as Exhibit 3.2 to the Company's Registration Statement (No. 33-26121) on Form S-1 and incorporated herein by reference.

3.3 Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 20, 1990. Filed as Exhibit 3.3 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference.

| | |
|---|---|
| 3.4 | By-Laws of the Company as amended on November 13, 2007. Filed as Exhibit 3.1 to the Company's Report on Form 8-K dated November 19, 2007 and incorporated herein by reference. |
| 10.1* | Baldwin Technology Company, Inc. Amended and Restated 1986 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Registration Statement (No. 33-31163) on Form S-1 and incorporated herein by reference. |
| 10.2* | Amendment to the Baldwin Technology Company, Inc. amended and Restated 1986 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference. |
| 10.3* | Baldwin Technology Company, Inc. 1990 Directors' Stock Option Plan. Filed as Exhibit 10.3 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference. |
| 10.4* | Baldwin Technology Company, Inc. 1996 Stock Option Plan. Filed as Exhibit A to the Baldwin Technology Company, Inc. 1996 Proxy Statement and incorporated by reference to the Company's Report on Form 10-K for the fiscal year ended June 30, 1996 and incorporated herein by reference. |
| 10.5* | Baldwin Technology Company, Inc. 2005 Equity Compensation Plan. Filed as Exhibit A to the Baldwin Technology Company, Inc. 2005 Proxy Statement and incorporated herein by reference. |
| 10.6* | Form of Restricted Stock Award Agreement. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 20, 2006 and incorporated herein by reference. |
| 10.7* | Form of Restricted Stock Unit Award Agreement. Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 20, 2006 and incorporated herein by reference. |
| 10.8* | Form of Grant Certificate for stock options granted to individuals under the Company's 2005 Equity Compensation Plan. |
| 10.9* | Baldwin Technology Company Inc. 2007 Management Incentive Compensation Plan. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2006 and incorporated herein by reference. |
| 10.10* | Baldwin Technology Company, Inc. 2008 Management Incentive Compensation Plan. Filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K dated September 28, 2007. |
| 10.11* | Baldwin Technology Company, Inc. 2009 Management Incentive Compensation Plan (filed herewith). |
| 10.12 | Baldwin Technology Company, Inc. Dividend Reinvestment Plan. Filed as Exhibit 10.49 to the Company's Report on Form 10-K for the fiscal year ended June 30, 1991 and incorporated herein by reference. |
| 10.13* | Baldwin Technology Company, Inc. 1998 Non-Employee Directors' Stock Option Plan. Filed as Exhibit A to the Baldwin Technology Company, Inc. 1998 Proxy Statement and incorporated herein by reference. |
| 10.14* | Employment Agreement dated June 19, 2007 and effective as of June 30, 2007 between Baldwin Technology Company, Inc. and Gerald A. Nathe. Filed as Exhibit 10.2 to the Company's report on Form 8-K dated July 6, 2007 and incorporated herein by reference. |
| 10.15* | Employment Agreement dated June 19, 2007 and effective as of June 30, 2007 between Baldwin Technology Company, Inc. and Karl S. Puehringer. Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated July 6, 2007 and incorporated herein by reference. |
| 10.16* | Employment Agreement dated February 22, 2007 and effective as of March 8, 2007 between Baldwin Technology Company, Inc. and John P. Jordan. Filed as Exhibit 10.01 to the Company's Report on Form 8-K dated March 12, 2007 and incorporated herein by reference. |
| 10.17* | Employment Agreement dated and effective September 1, 2004 between Baldwin Technology Company, Inc. and Shaun J. Kilfoyle filed as Exhibit 10.68 to the Company's Report on Form 10-K for the year ended June 30, 2004. |
| 10.18* | Baldwin Technology Profit Sharing and Savings Plan as amended. Filed as Exhibit 10.53 to the Company's Report on Form 10-K for the year ended June 30, 2003. |
| 10.19* | Strategic Advisory Services Agreement dated October 19, 2003 and effective January 1, 2004 between Baldwin Technology Company, Inc. and Akira Hara. Filed as Exhibit 10.66 to the Company's Report on Form 10-Q for the quarter ended December 31, 2003. |

10.20* Retirement Allowance Plan for Representative Directors and Directors of Baldwin-Japan Ltd. Filed as Exhibit 10.75 to the Company's Report on Form 10-Q for the Quarter ended December 31, 2005 and incorporated herein by reference.

10.21 Credit Agreement dated as of November 21, 2006 by and among Baldwin Technology Company, Inc., Mainsee 431. VV GmbH (to be renamed Baldwin Germany Holding GmbH), Baldwin Germany GmbH and Oxy-Dry Maschinen GmbH as Borrowers, the various lenders party thereto as Lenders and LaSalle Bank National Association as Administrative Agent and Arranger. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 28, 2006.

10.22 Letter Agreement regarding Payoff of Loans and Related Obligations dated as of November 21, 2006 from Maple Bank GmbH to the Company, Baldwin Europe Consolidated B.V. and LaSalle Bank National Association as Administrative Agent. Filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 28, 2006.

10.23 Amended and Restated Stock Purchase Agreement by and among Baldwin Technology Company, Inc. and the Stockholders of MTC Trading Company dated November 17, 2006. Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 28, 2006.

10.24 Line of Credit Contract in the amount of EUR 5,000,000.00 (five Million Euro) between Baden-Württembergische Bank (as Lender) and Baldwin Germany Holding GmbH, Baldwin Germany GmbH and Oxy-Dry Maschinen GmbH as joint Borrowers, dated April 18, 2007. Translation filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K dated as of September 28, 2007.

10.25 Waiver, Consent and Amendment No. 3 to Credit Agreement by and among Baldwin Technology Company, Inc., Baldwin Germany Holding GmbH, Baldwin Germany GmbH and Oxy-Dry Maschinen GmbH as Borrowers, various lenders party thereto as Lenders, and LaSalle Bank National Association as Administrative Agent and Lender, dated and effective as of January 3, 2008. Filed as Exhibit 10.24 to the Company's Report on Form 10-Q for the Quarter ended December 31, 2007.

21. List of Subsidiaries of Registrant (filed herewith).

23.1 Consent of PricewaterhouseCoopers LLP (filed herewith).

23.2 Consent of Grant Thornton LLP (filed herewith).

31.01 Certification of the Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.02 Certification of the Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.01 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 (filed herewith).

32.02 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 (filed herewith).

---

* Management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALDWIN TECHNOLOGY COMPANY, INC.
(Registrant)

By: /s/ GERALD A. NATHE

**Gerald A. Nathe**
**(Chairman of the Board)**

Dated: September 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ GERALD A. NATHE<br>**Gerald A. Nathe** | Chairman of the Board | September 29, 2008 |
| /s/ KARL S. PUEHRINGER<br>**Karl S. Puehringer** | President, Chief Executive Officer and a Director | September 29, 2008 |
| /s/ JOHN P. JORDAN<br>**John P. Jordan** | Vice President, Chief Financial Officer and Treasurer | September 29, 2008 |
| /s/ LEON RICHARDS<br>**Leon Richards** | Controller and Chief Accounting Officer | September 29, 2008 |
| /s/ MARK T. BECKER<br>**Mark T. Becker** | Director | September 29, 2008 |
| /s/ ROLF BERGSTROM<br>**Rolf Bergstrom** | Director | September 29, 2008 |
| /s/ SAMUEL B. FORTENBAUGH III<br>**Samuel B. Fortenbaugh III** | Director | September 29, 2008 |
| /s/ AKIRA HARA<br>**Akira Hara** | Director | September 29, 2008 |
| /s/ JUDITH A. MULHOLLAND<br>**Judith A. Mulholland** | Director | September 29, 2008 |
| /s/ RONALD B. SALVAGIO<br>**Ronald B. Salvagio** | Director | September 29, 2008 |
| /s/ CLAES WARNANDER<br>**Claes Warnander** | Director | September 29, 2008 |
| /s/ RALPH R. WHITNEY, JR.<br>**Ralph R. Whitney, Jr.** | Director | September 29, 2008 |

**Report of Independent Registered Public Accounting Firm**
**on Financial Statement Schedule**

To the Board of Directors and Shareholders of
Baldwin Technology Company, Inc.

Our audit of the consolidated statement of operations, shareholders equity and cash flows referred to in our report dated September 28, 2006 appearing in the 2006 Annual Report to Shareholders of Baldwin Technology Company, Inc. (which report and consolidated financial statements are included in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Stamford, Connecticut
September 28, 2006

**SCHEDULE II**

## BALDWIN TECHNOLOGY COMPANY, INC

## VALUATION AND QUALIFYING ACCOUNTS

| | Balance at Beginning of Fiscal Year | Charged to Costs and Expenses | Deduction | Acquired Balances | Balance at End of Fiscal Year |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Fiscal year ended June 30, 2008 | | | | | |
| Allowance for doubtful accounts (deducted from accounts receivable) | $1,876 | $257 | $953(1) | $ — | $1,180 |
| Fiscal year ended June 30, 2007 | | | | | |
| Allowance for doubtful accounts (deducted from accounts receivable) | $1,452 | $309 | $355 | $470 | $1,876 |
| Fiscal year ended June 30, 2006 | | | | | |
| Allowance for doubtful accounts (deducted from accounts receivable) | $1,962 | $158 | $668(2) | $ — | $1,452 |

(1) The reduction in allowance for doubtful accounts primarily reflects a write-off of previously identified and specifically reserved accounts receivable for a U.S. subsidiary.

(2) The reduction in allowance for doubtful accounts primarily reflects a write-off of previously identified and specifically reserved accounts receivable in Sweden.

# Corporate Directory

## Officers

Gerald A. Nathe
Chairman of the Board

Karl S. Puehringer
President and Chief Executive Officer

John P. Jordan
Vice President, Chief Financial Officer and Treasurer

Shaun J. Kilfoyle
Vice President

Leon Richards
Controller

Helen P. Oster
Secretary

## Directors

Mark T. Becker (1)(3)

Rolf Bergstrom (1)

Samuel B. Fortenbaugh III (3)

Akira Hara (2)

Judith A. Mulholland (2)(4)

Gerald A. Nathe (3)

Karl S. Puehringer (3)

Ronald B. Salvagio (1)

Claes Warnander (2)

Ralph R. Whitney, Jr. (2)

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Lead Director

## Cautionary Statement

Forward-looking statements made in this 2008 Report to Shareholders are subject to the Company's "Cautionary Statement under Federal Securities Laws" contained in the accompanying 2008 Report on Form 10-K.

## Auditors

Grant Thornton LLP
666 Third Avenue
13th Floor
New York, NY 10017

## Investor Relations

Baldwin Technology Company, Inc.
2 Trap Falls Road
Suite 402
Shelton, CT 06484
Tel: 203.402.1000
Fax: 203.402.5500
www.baldwintech.com

## Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Tel: 800.368.5948
Fax: 908.497.2310
www.rtco.com





Designed by Curran & Connors, Inc. / www.curran-connors.com

Baldwin Technology Company, Inc.

2 Trap Falls Road, Suite 402
Shelton, CT 06484
Tel: 203 402-1000 Fax: 203 402-5500

www.baldwintech.com

END